Exhibit 99.1

GERDAU S.A.
Consolidated financial statements
as of December 31, 2006 and 2005 and
for each of the three years in the period
ended December 31, 2006
and report of independent registered public accounting firm

MANAGEMENT’S REPORT ON INTERNAL CONTROLS OVER FINANCIAL REPORTING

The management of Gerdau S.A. is responsible for establishing and maintaining adequate internal control over financial reporting, and has designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has evaluated the effectiveness of Company´s internal control over financial reporting as of December 31, 2006 using the criteria established in the Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

This evaluation excluded our acquisitions of Corporación Sidenor S.A. (SIDENOR) and its subsidiaries , Empresa Siderúrgica del Peru S.A.A. (SIDERPERU) and its subsidiaries and the acquistions  made by our  subsidiary  Gerdau Ameristeel Corporation of Sheffield Steel Corporation  (SHEFFIELD) and of Pacific Coast Steel Inc. (PCS). These purchase business combinations occurred in the current year (2006).

Total assets and total net revenue of the entities acquired represent 22.4 % and 17.4%, respectively, of the corresponding consolidated financial statements amounts as of and for the year ended December 31, 2006, as shown by individual acquisition in the table below:

	Total assets	Total net revenue
SIDENOR	19.0%	14.4%
SIDERPERU	1.2%	1.2%
SHEFFIELD	1.0%	1.5%
PCS	1.2%	0.3%

Total	22.4%	17.4%

Based on the evaluation, management has concluded that the Company maintained effective internal control over financial reporting as of December 31, 2006. Additionally, based on our assessment, we determined that there were no material weaknesses in internal control over financial reporting as of December 31, 2006.

PricewaterhouseCoopers Auditores Independentes, the independent registered public accounting firm who has audited the consolidated financial statements of the Company, has also audited management’s assessment and the effectiveness of the Company’s of internal controls over financial reporting as stated in their report included herein.

Porto Alegre, Brazil
April 20, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Gerdau S.A.

We have completed an integrated audit of Gerdau S.A.’s 2006 consolidated financial statements and of its internal control over financial reporting as of December 31, 2006 and audits of its 2005 and 2004 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Our opinions, based on our audits and the reports of other auditors, are presented below.

Consolidated financial statements

In our opinion, based on our audits and the reports of other auditors, the accompanying consolidated balance sheets and the related consolidated statements of income, of comprehensive income, of cash flows and of changes in shareholders’ equity present fairly, in all material respects, the financial position of Gerdau S.A. and its subsidiaries at December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.  We did not audit the financial statements of: (a) Gallatin Steel Company, a 50% owned joint venture, for which the Company’s net investment amounted to US$ 158,800 thousand  and US$ 137,127 thousand as of December 31, 2006 and 2005, respectively, and equity in income amounted to US$ 115,606 thousand, US$ 91,201 thousand and US$ 141,474 thousand for each of the three years in the period ended December 31, 2006, and (b) Aços Villares S.A. a subsidiary, whose statements reflect total assets and total net sales which amounted to 7.8% and 6.5%, respectively, of the related consolidated totals as of and for the year ended December 31, 2006. Those statements were audited by other auditors whose reports thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for Gallatin Steel Company and Aços Villares S.A., is based solely on the reports of the other auditors.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

As discussed in Notes 3.11 and Note 3.13 to the consolidated financial statements, the Company changed the manner in which accounts for stock based compensation and for defined benefit pension and other post-retirement plans, respectively, in 2006.

Internal control over financial reporting

Also, in our opinion, management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that the Company maintained effective internal control over financial reporting as of December 31, 2006 based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) is fairly stated, in all material respects, based on those criteria.  Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control - Integrated Framework issued by the COSO.  The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting.  Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As described in Management’s Report on Internal Control Over Financial Reporting, management has excluded Corporación Sidenor S.A. and its subsidiaries, Empresa Siderúrgica del Peru S.A.A. – Siderperú and its subsidiaries, Sheffield Steel Corporation and Pacific Coast Steel Inc.from its assessment of internal control over financial reporting as of December 31, 2006 because they were acquired by the Company in purchase business combinations during 2006.  We have also excluded Corporación Sidenor S.A. and its subsidiaries, Empresa Siderúrgica del Peru S.A.A. – Siderperú and its subsidiaries, Sheffield Steel Corporation and Pacific Coast Steel from our audit of internal control over financial reporting. Corporación Sidenor S.A. and its subsidiaries is a subsidiary whose total assets and net sales represent 19.0% and 14.4%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2006. Empresa Siderúrgica del Peru S.A.A. – Siderperú and its subsidiaries is a subsidiary whose total assets and net sales represent 1.2% and 1.2%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2006. Sheffield Steel Corporation is a subsidiary whose total assets and net sales represent 1.0% and 1.5%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2006. PCS is a joint-venture whose total assets and net sales represent 1.2% and 0.3%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2006.

/s/ PricewaterhouseCoopers
PricewaterhouseCoopers
Auditores Independentes

Porto Alegre, Brazil
April 20, 2007

GERDAU S.A.

CONSOLIDATED BALANCE SHEETS
as of December 31, 2006 and 2005
(in thousands of U.S. Dollars, except number of shares)

ASSETS

	Note	2006	2005

Current
Cash and cash equivalents		485,498	532,375
Restricted cash		13,512	9,617
Short-term investments
Trading		2,221,422	1,761,421
Available for sale	5	123,430	—
Held to maturity		138,200	—
Trade accounts receivable, net	6	1,283,420	779,526
Inventories	7	2,380,878	1,662,461
Unrealized gains on derivatives	21	2,660	41
Deferred income taxes	18.4	51,730	34,183
Tax credits	8	253,519	78,443
Prepaid expenses		39,301	39,512
Other		90,860	78,257
Total current assets		7,084,430	4,975,836
Non-current assets
Property, plant and equipment, net	10	5,990,629	3,517,962
Deferred income taxes	18.4	187,710	181,712
Judicial deposits	16.1	80,103	62,186
Unrealized gains on derivatives	21	6,623	2,333
Tax credits	8	192,967	102,842
Equity investments	11	197,511	179,359
Investments at cost		11,377	9,261
Goodwill	12	336,768	147,854
Prepaid pension cost	13	243,558	72,498
Advance payment for acquisition of investment		14,895	14,895
Other		142,294	35,004
Total assets		14,488,865	9,301,742

The accompanying notes are an integral part of these consolidated financial statements.

LIABILITIES

	Note	2006	2005
Current liabilities
Short-term debt	14	503,299	311,384
Current portion of long-term debt	15	561,821	255,178
Trade accounts payable		1,113,338	676,366
Income taxes payable		41,810	50,500
Unrealized losses on derivatives	21	1,258	6,786
Deferred income taxes	18.4	25,230	4,680
Payroll and related liabilities		177,421	109,508
Dividends and interest on equity payable		99,003	80,144
Taxes payable, other than income taxes		182,136	57,736
Other		218,987	128,955
Total current liabilities		2,924,303	1,681,237

Non-current liabilities
Long-term debt, less current portion	15	3,128,868	2,233,031
Debentures	15	443,280	414,209
Deferred income taxes	18.4	416,046	141,682
Accrued pension and other post-retirement benefits obligation	13	251,415	154,727
Provision for contingencies	16.1	189,725	127,849
Unrealized losses on derivatives	21	10,489	1,170
Deferred credit related to acquisition of Corporación Sidenor	4.1	106,899	—
Other		204,710	83,035
Total non-current liabilities		4,751,432	3,155,703

Total liabilities		7,675,735	4,836,940

Commitments and contingencies	16

Minority interest		1,882,489	921,204

SHAREHOLDERS’ EQUITY	17

Preferred shares - no par value - 800,000,000 authorized shares and 435,986,042 shares issued at December 31, 2005 and 2006, after giving retroactive effect to the stock bonus approved on March 31, 2006 (Note 17.1)		2,253,377	1,456,479

Common shares - no par value - 400,000,000 authorized shares and 231,607,008 shares issued at December 31, 2005 and 2006, after giving retroactive effect to the stock bonus approved on March 31, 2006 (Note 17.1)		1,179,236	755,903

Additional paid-in capital		131,546	134,147
Treasury stock - 3,045,695 and 5,103,345 preferred shares at December 31, 2005 and 2006, respectively, after giving retroactive effect to the stock bonus approved on March 31, 2006 (Note 17.1)		(46,010)	(21,951)
Legal reserve		74,420	198,685
Retained earnings		1,459,818	1,431,062
Cumulative other comprehensive loss		—
• Foreign currency translation adjustment		(151,798)	(375,623)
• FAS 158 transition amount, net of tax		30,052	—
• Additional minimum pension liability		—	(35,104)
Total shareholders’ equity		4,930,641	3,543,598

Total liabilities and shareholders’ equity		14,488,865	9,301,742

The accompanying notes are an integral part of these consolidated financial statements.

GERDAU S.A.
CONSOLIDATED STATEMENTS OF INCOME
for the years ended December 31, 2006, 2005 and 2004
(in thousands of U.S. Dollars, except number of shares)

	Note	2006	2005	2004

Sales		13,180,609	9,984,487	7,785,998
Less: Federal and state taxes		(1,174,820)	(986,013)	(724,351)
Less: Discounts		(161,559)	(104,042)	(109,498)

Net sales		11,844,230	8,894,432	6,952,149
Cost of sales		(8,777,827)	(6,564,245)	(4,838,949)

Gross profit		3,066,403	2,330,187	2,113,200
Sales and marketing expenses		(256,064)	(203,244)	(154,558)
General and administrative expenses		(821,497)	(466,034)	(359,102)
Other operating income (expenses), net	27	107,395	(8,246)	28,710

Operating income		2,096,237	1,652,663	1,628,250
Financial expenses		(437,130)	(227,758)	(164,370)
Financial income		458,812	204,483	81,592
Foreign exchange gains and losses, net		132,862	57,861	30,806
Gains and losses on derivatives, net		(7,128)	(22,000)	1,155
Equity in earnings of unconsolidated companies, net		118,074	96,476	141,890
Gain on change of interest		—	—	2,742

Income before taxes on income and minority interest		2,361,727	1,761,725	1,722,065

Provision for taxes on income	18
Current		(442,016)	(347,545)	(329,229)
Deferred		3,115	(117,750)	(77,451)
		(438,901)	(465,295)	(406,680)

Income before minority interest		1,922,826	1,296,430	1,315,385

Minority interest		(409,018)	(178,909)	(157,027)

Net income		1,513,808	1,117,521	1,158,358

Per share data (in US$)	19
Basic earnings per share
Preferred		2.28	1.68	1.74
Common		2.28	1.68	1.74

Diluted earnings per share
Preferred		2.26	1.67	1.74
Common		2.26	1.67	1.74

Number of weighted-average common shares outstanding after giving retroactive effect to stock bonus (Note 17.1) – Basic and diluted		231,607,008	231,607,008	231,607,008

Number of weighted-average preferred shares outstanding after giving retroactive effect to stock bonus (Note 17.1) – Basic		432,238,895	432,165,971	432,564,935

Number of weighted-average preferred shares outstanding after giving retroactive effect to stock bonus (Note 17.1) – Diluted		439,241,004	435,855,052	434,763,448

The accompanying notes are an integral part of these consolidated financial statements.

GERDAU S.A.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
for the years ended December 31, 2006, 2005 and 2004
(in thousands of U.S. Dollars)

	2006	2005	2004

Net income as reported in the consolidated statement of income	1,513,808	1,117,521	1,158,358
Foreign currency translation adjustments	223,825	246,802	168,306
Reversal (constitution) of pension fund additional minimum liability, net of tax	15,053	(19,763)	(3,822)

Comprehensive income for the period	1,752,686	1,344,560	1,322,842

The accompanying notes are an integral part of these consolidated financial statements.

GERDAU S.A.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER’S EQUITY
For the year ended December 31, 2006, 2005 and 2004
(in thousands of U.S. Dollars, except share data)

								Cumulative
								other
		Preferred	Common	Additional paid	Treasury	Legal	Retained	comprehensive
	Note	shares	shares	in capital	stock	reserve	earnings	loss	Total

Balances as of January 1, 2004		653,344	329,257	3,271	(5,920)	63,834	1,161,527	(802,250)	1,403,063
Capitalization of retained earnings	17.3	363,502	193,101	—	—	—	(556,603)	—	—
Net income		—	—	—	—	—	1,158,358	—	1,158,358
Appropriation of reserves	17.2			278	—	58,979	(59,257)	—	—
Purchase of treasury preferred shares	17.1	—	—	—	(9,336)	—	—	—	(9,336)
Foreign currency translation adjustment		—	—	—	—	—	—	168,306	168,306
Pension fund additional minimum liability, net of tax		—	—	—	—	—	—	(3,822)	(3,822)
Dividends (interest on equity) - $0.29 per Common share and per Preferred share (*)	17.4	—	—	—	—	—	(194,178)	—	(194,178)
Stock option plan expense recognized during the year	3.13	—	—	194	—	—	—	—	194
Balances as of December 31, 2004		1,016,846	522,358	3,743	(15,256)	122,813	1,509,847	(637,766)	2,522,585
Net income		—	—	—	—	—	1,117,521	—	1,117,521
Capitalization of reserves	17.3	439,633	233,545	—	—	—	(673,178)	—	—
Appropriation of reserves	17.2	—	—	444	—	75,872	(76,316)	—	—
Purchase of treasury preferred shares	17.1	—	—	—	(7,093)	—	—	—	(7,093)
Gain on change of interest	2.4	—	—	129,950	—	—	—	—	129,950
Stock options exercised during the period		—	—	(163)	398	—	—	—	235
Foreign currency translation adjustment			—	—	—	—	—	246,802	246,802
Pension fund additional minimum liability, net of tax		—	—	—	—	—	—	(19,763)	(19,763)
Dividends - $0.67 per Common share and per Preferred share (*)	17.4		—	—	—	—	(446,812)	—	(446,812)
Stock option plan expense recognized during the year	3.13		—	173	—	—	—	—	173
Balances as of December 31, 2005		1,456,479	755,903	134,147	(21,951)	198,685	1,431,062	(410,727)	3,543,598
Net income		—	—	—	—	—	1,513,808	—	1,513,808
Capitalization of reserves	17.3	796,898	423,333	—	—	(210,912)	(1,009,319)	—	—
Appropriation of reserves	17.2	—	—	—	—	86,647	(86,647)	—	—
Purchase of treasury preferred shares	17.1	—	—	—	(32,909)	—	—	—	(32,909)
Foreign currency translation adjustment		—	—	—	—	—	—	223,825	223,825
Minimum pension liability, net of tax of $(8,515)		—	—	—	—	—	—	15,053	15,053
FAS 158 transition amount, net of tax of $(21,597)		—	—	—	—	—	—	50,103	50,103
Dividends (interest on equity) - $0.59 per Common share and per	17.4	—	—	—	—	—	(389,086)	—	(389,086)
Stock option exercised during the period		—	—	(4,439)	8,850	—	—	—	4,411
Stock option plan expense recognized during the year	3.13	—	—	1,838	—	—	—	—	1,838
Balances as of December 31, 2006		2,253,377	1,179,236	131,546	(46,010)	74,420	1,459,818	(121,746)	4,930,641

(*) After giving retroactive effect to the stock bonus and reverse stock split described in Note 17.1. Preferred treasury stock shares for the years ended December 31, 2006, 2005 and 2004 are not considered to be outstanding.

The accompanying notes are an integral part of these consolidated financial statements.

GERDAU S.A.
CONSOLIDATED STATEMENT OF CASH FLOW
for the years ended December 31, 2006, 2005 and 2004
(in thousands of U.S. Dollars, except share data)

	2006	2005	2004

Cash flows from operating activities
Net income	1,513,808	1,117,521	1,158,358
Adjustments to reconcile net income to cash flows from operating activities:
Depreciation and amortization	504,128	301,762	269,222
Equity in earnings on unconsolidated companies, net	(118,074)	(96,476)	(141,890)
Foreign exchange gain, net	(132,862)	(57,861)	(30,806)
Losses (gains) on derivative instruments	7,128	22,000	(1,155)
Minority interest	409,018	178,909	157,027
Deferred income taxes	(3,115)	117,750	77,451
Loss (gain) on disposal of property, plant and equipment	(12,267)	4,655	1,143
Provision (reversal) for doubtful accounts	7,653	(2,863)	5,370
Provision for contingencies	7,911	27,792	93,162
Distributions from joint ventures	101,552	115,828	82,803
Melt shop closure expenses	9,400	—	—
Other	3,981	—	—
Gain on change of interest	—	—	(2,742)

Changes in assets and liabilities:
Increase in accounts receivable	(43,740)	(156,261)	(221,178)
(Increase) decrease in inventories	(179,075)	449	(532,769)
Increase (decrease) in accounts payable and accrued liabilities	40,319	(577)	51,267
Increase (decrease) in other assets and liabilities, net	(404,620)	(68,624)	181,763
Purchases of trading securities	(3,672,532)	(1,614,838)	(439,905)
Proceeds from maturities and sales of trading securities	3,415,918	455,907	363,472
Net cash provided by operating activities	1,454,531	345,073	1,070,593

Cash flows from investing activities
Additions to property, plant and equipment	(1,037,230)	(697,436)	(440,967)
Proceeds from sales of property, plant and equipment	15,010	6,453	9
Payment for acquisition of:
Margusa	—	—	(13,472)
Companies in North America	(214,938)	(49,654)	(298,422)
Sipar Aceros	(7,982)	(16,688)	—
Diaco S.A.	—	(6,762)	—
Sidelpa S.A.	—	(6,224)	—
Corporación Sidenor	(204,011)	—	—
Siderperú	(86,919)	—	—
GSB Acero S.A.	(146,788)	—	—
Other aquisitions	—	—	(3,846)
Cash balance of acquired companies	108,811	9,647	270
Purchases of available for sale securities	(1,531,535)	(140,950)	(60,051)
Proceeds from maturities and sales of available for sale securities	1,408,105	140,950	60,051
Advance payment for acquisition of investment in Colombia	—	—	(68,500)
Net cash used in investing activities	(1,697,477)	(760,664)	(824,928)

The accompanying notes are an integral part of these consolidated financial statements.

	2006	2005	2004

Cash flows from financing activities
Cash dividends and interest on equity paid	(445,268)	(420,465)	(275,589)
Purchase of treasury shares	(32,909)	(7,093)	(9,336)
Proceeds from exercise of employee stock options	4,411	235	—
Increase in restricted cash	(4,845)	(3,554)	(3,958)
Debt issuance	2,123,709	1,630,590	1,290,035
Repayment of debt	(1,467,118)	(798,411)	(1,273,208)
Proceeds from issuance of common stock by Gerdau Ameristeel	—	—	181,323
Proceeds from issuance of common stock by Gerdau Participações	—	221,613	—
Net related party debt loans and repayments	(1,562)	1,973	13,291
Net cash provided by (used) in financing activities	176,418	624,888	(77,442)

Effect of exchange rate changes on cash	19,651	74,124	(11,773)

Increase in cash and cash equivalents	(46,877)	283,421	156,450
Cash and cash equivalents at beginning of the year	532,375	248,954	92,504
Cash and cash equivalents at end of the year	485,498	532,375	248,954

Supplemental cash flow data
Cash paid during the year for:
Interest (net of amounts capitalized)	435,439	285,164	115,825
Income taxes	426,969	341,782	253,890

Non-cash transactions
Release of judicial deposits to settle tax contingencies	—	—	118,587
Funds advanced to acquisiton of Diaco S.A. and Sidelpa S.A. used to settle these
transactions on September 30, 2005 and November 30, 2005, respectively	—	53,605	—

The accompanying notes are an integral part of these consolidated financial statements.

GERDAU S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
for the years ended December 31, 2006, 2005 and 2004
(in thousands of U.S. Dollars, unless otherwise stated)

1                             Operations

Gerdau S.A. is a sociedade anônima incorporated as a limited liability company under the laws of the Federative Republic of Brazil. The principal business of Gerdau S.A. (“Gerdau”) in Brazil and of its subsidiaries in Canada, Chile, the United States, Uruguay, Colombia, Argentina and as from this year also in Spain and Peru (collectively the “Company”) comprises the production of crude steel and related long rolled products, drawn products and long specialty products. The Company produces steel mainly based on the mini-mill concept, whereby steel is produced in electric arc furnaces from scrap and pig iron acquired mainly in the region where each mill operates. Gerdau also operates plants which produce steel from iron ore in blast furnaces and through the direct reduction process.

The Company manufactures steel products for use by civil construction, manufacturing, agribusiness as well as specialty steel products. The markets where the Company operates are located in Brazil, the United States, Spain, Canada, Chile, Colombia and, to a lesser extent, in Peru, Argentina and Uruguay.

2                             Basis of presentation

2.1                   Statutory records

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”), which differ in certain aspects from the accounting practices adopted in Brazil (“Brazilian GAAP”) applied by the Company in the preparation of its statutory financial statements and for other legal and regulatory purposes. The consolidated financial statements for statutory purposes are prepared in Brazilian reais.

2.2                   Currency translation

The Company has selected the United States dollar as its reporting currency. The U.S. dollar amounts have been translated, following the criteria established in  Statement of Financial Accounting Standards (“SFAS”) No. 52, “Foreign Currency Translation” from the financial statements expressed in the local currency of the countries where Gerdau and each subsidiary operates.

The Company’s main operations are located in Brazil, the United States, Spain, Canada, Chile and Colombia. The local currency is the functional currency for those operations. Their financial statements, except for those of the subsidiaries located in the United States, which already prepare their financial statements in United Stated dollars, are translated from the functional currency into the United States dollar. Assets and liabilities are translated at the exchange rate in effect at the end of each year. Average exchange rates are used for the translation of revenues, expenses, gains and losses in the statement of income. Capital contributions, treasury stock transactions and dividends are translated using the exchange rate as of the date of the transaction. Translation gains and losses resulting from the translation methodology described above are recorded directly in “Cumulative other comprehensive loss” within shareholders’ equity. Gains and losses on foreign currency denominated transactions are included in the consolidated statement of income.

2.3                   Controlling shareholder

As of December 31, 2006, the Company’s parent, Metalúrgica Gerdau S.A. (“MG”, collectively with its subsidiaries and affiliates, the “Conglomerate”) owned 45.15% (2005 – 44.80%) of the total capital of the Company. MG’s share ownership consisted of 75.73% (2005 - 75.73%) of the Company’s voting common shares and 25.38% (2005 - 28.38%) of its non-voting preferred shares.

2.4                   Corporate restructuring

In December 2004, the investments in Gerdau Açominas S.A. (“Gerdau Açominas”) and 22% of total shares of Gerdau Internacional Empreendimentos Ltda., a holding company, previously held directly by Gerdau S.A. were transferred to Gerdau Participações S.A., a wholly-owned subsidiary of Gerdau S.A.  For statutory purposes, such investments were valued at their fair value through an appraisal report based on projections of expected cash flows discounted to present values.

In May 2005, Gerdau Participações S.A. issued new shares to an unrelated party in exchange for cash and was subsequently merged with Gerdau Açominas. As a result of the issuance of shares, the Company recorded a gain in the amount of $129,950. The Company, following the guidance of Staff Accounting Bulletin (“SAB”) 5-H, concluded that such gain should be recognized in shareholders’ equity under “Gain on change in interest”.

Pursuant to SFAS 109 “Accounting for Income Taxes”, no deferred tax was recorded and tax effects from amortization of goodwill resulting from the restructuring are being recognized when realized on the tax return over a 10 year period.

3                             Significant accounting policies

The following is a summary of the significant accounting policies adopted in the preparation of the consolidated financial statements.

3.1                   Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its majority-owned operational subsidiaries, as follows:

	Percentage
	interest (%)
	2006	2005

Aceros Cox S.A. (Chile)	98	98
Gerdau Ameristeel Corporation (Canada) and its subsidiaries:	65	65
Ameristeel Bright Bar Inc. (USA)	65	65
Gerdau Ameristeel MRM Special Sections Inc. (Canada)	65	65
Gerdau Ameristeel Perth Amboy Inc. (USA)	65	65
Gerdau Ameristeel Sayreville Inc. (USA)	65	65
Gerdau Ameristeel US Inc. (USA)	65	65
Sheffield Steel Corporation (USA) (See Note 4.4)	65	—
Pacific Coast Steel Inc. - PCS (USA) - (See Note 4.6) *	36	—
Gerdau Açominas S.A. (Brazil)	89	89
Gerdau Aços Especiais S.A. (Brazil)	89	89
Gerdau Aços Longos S.A. (Brazil)	89	89
Gerdau América do Sul Participações S.A. (Brazil)	89	89
Gerdau Aza S.A. (Chile)	98	98
Gerdau Comercial de Aços S.A. (Brazil)	89	89
Diaco S.A. (Colômbia)	57	57
Gerdau Internacional Emprendimentos Ltda. (Brazil) and its wholly owned subsidiary Gerdau GTL Spain S. L. (Spain) and subsidiaries	98	98
Gerdau Laisa S.A. (Uruguay)	98	98
Maranhão Gusa S.A. – Margusa (Brazil)	89	89
Paraopeba - Fundo de Investimento Renda Fixa	95	97
Seiva S.A. – Florestas e Indústrias (Brazil)	97	97
Sipar Aceros S.A. (Argentina)	72	72
Sidelpa S.A. (Colombia)	95	95
Corporación Sidenor S.A. and its subsidiaries (Spain) (See Note 4.1)	40	—
Sidenor Industrial S.L. (Spain)	40	—
Forjanor S.L. (Spain)	40	—
GSB Acero S.L. (Spain) (See Note 4.7)	40	—
Aços Villares S.A. (Brazil)	23	—
Empresa Siderúrgica del Peru S.A.A. – “Siderperu” (Peru) (See Note 4.5)	83	—

* Gerdau Ameristeel holds an interest of 55% in PCS, and the Company holds an interest of 65% in Gerdau Ameristeel. Therefore, the Company’s indirect interst in PCS is 36% and PCS is being consolidated by Gredau Ameristeel which in turn is consolidated by the Company.

The consolidated financial statements include all the companies in which the Company has a controlling financial interest through direct or indirect ownership of a majority voting interest. The consolidated financial statements include, in addition to the operational companies presented in the table above, all the other companies that meet the criteria for consolidation under US GAAP, which consist of holding companies which invest in the operating companies and carry out financing transactions.

During the year ended December 31, 2004 Gerdau Ameristeel acquired certain operating assets and liabilities of Gate City and RJ Rebar, Inc. (Note 4.10), of North Star Steel (Note 4.11) and of Potter Form & Tie Co. (Note 4.12). During the year ended December 31, 2005 the Company acquired controlling interests in Diaco (Note 4.8), Sidelpa (Note 4.8) and in Sipar Aceros (Note 4.9), which in the case of Sipar Aceros was accounted for equity method through the date of acquisition of the controlling interest. During the year ended December 31, 2006, the Company acquired Corporación Sidenor and its subsidiaries (Note 4.1), a controlling interest in Siderperu (Note 4.5) and Gerdau Ameristeel acquired certain assets and assumed certain liabilities of Fargo Iron and Metal Company (Note 4.2), Callaway Building Products, Inc. (Note 4.3), a controlling interest in Sheffield Steel (Note 4.4) and in Pacific Coast Steel and Bay Area Reinforcement (Note 4.6), and the subsidiary Corporación Sidenor acquired a controlling interest in GSB Acero (Note 4.7). The results of those business acquired are consolidated as from the respective dates of acquisition.

All significant intercompany balances and transactions have been eliminated on consolidation.

3.2                   Use of estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant estimates include, but are not limited to, the allowance for doubtful accounts, impairment of goodwill and of long-lived assets, computation of fair value of assets and liabilities of companies acquired and of derivative instruments, useful lives of long-lived assets, valuation allowances for income taxes, actuarial assumptions (utilized in the calculation of employee benefit obligations), contingencies and environmental liabilities. Actual results could differ from those estimates.

3.3                   Cash and cash equivalents

Cash and cash equivalents are carried at cost plus accrued interest. Cash equivalents are considered to be all highly liquid temporary cash investments, mainly time deposits, with original maturity dates of three months or less.

3.4                   Short-term investments

Trading securities are recorded at fair value with changes in fair value recognized in the consolidated statement of income. Securities for which the Company has positive intent and ability to hold to maturity are classified as held-to-maturity. Securities which are not classified as trading securities or held-to-maturity are classified as available for sale which are recorded at fair value with changes in fair value recognized directly in shareholders equity. The carrying value of available for sale securities approximates fair value due to their variable interest rates which typically reset every 28 days. Despite the long-term nature of the stated contractual maturities of available for sale investments the Company has the ability to quickly liquidate these securities.

3.5                   Trade accounts receivable

Accounts receivable are stated at estimated realizable values. Allowances are provided, when necessary, in an amount considered by management to be sufficient to meet probable future losses related to uncollectible accounts.

3.6                   Inventories

Inventories are valued at the lower of cost or replacement or realizable value. Cost is determined using the average cost method.

3.7                   Property, plant and equipment

Property, plant and equipment are recorded at cost, including capitalized interest incurred during the construction phase of major new facilities. Interest capitalized on loans denominated in reais includes the effect of indexation of principal required by certain loan agreements. Interest capitalized on foreign currency borrowings excludes the effects of foreign exchange gains and losses.

Depreciation is computed under the straight-line method at rates which take into consideration the useful lives of the related assets: 10 to 30 years for buildings and improvements, 4 to 20 years for machinery and equipment, 10 to 20 years for furniture and fixtures, and 3 to 5 years for vehicles and computer equipment. Assets under construction are not depreciated until they are placed into service. Major renewals and improvements are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred. Any gain or loss on the disposal of property plant and equipment is recognized on disposal.

The Company periodically evaluates the carrying value of its long-lived assets for impairment. The carrying value of a long-lived asset or group of such assets is considered impaired by the Company when the anticipated undiscounted cash flow from such asset(s) is separately identifiable and less than the carrying value. In that event, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using discounted anticipated cash flows. No impairment losses have been recorded for any of the periods presented.

3.8                   Equity investments

Investments in entities where the Company owns 20% to 50% of the voting interest or where the Company has the ability to exercise significant influence are accounted for under the equity method. As of December 31, 2006 and 2005, the Company’s equity investments are comprised of: (a) 38.18% interest in the capital of Sipar Aceros until September 15, 2005, when this company started to be consolidated (see Note 4.9), (b) a 50.00% interest in each of Gallatin Steel Company, Bradley Steel Processors and MRM Guide Rail, 50% owned joint-ventures in the United States (c) a 50.00% interest in Armacero Industrial y Comercial Limitada (Chile), and (d) a 51.82% interest in Dona Francisca Energética S.A (Brazil) (“Dona Francisca”).

In accordance with an agreement between the shareholders of Dona Francisca, the principal operational and financial decisions including the selection of members of the Board of Directors, requires the approval of at least 65% of voting shares. In accordance with EITF 96-16 “Investor’s Accounting for a Investee When the Investor Has a Majority of the Voting Interest but Minority Shareholder or Shareholders Have Certain Approval or Veto Rights”, because the minority interest shareholders have certain approval or veto rights, the results of Dona Francisca have not been consolidated, but included as an equity investment and accounted for using the equity method of accounting.

3.9                   Investments at cost

Investments at cost consists of equity investments in entities where the Company owns less than 20% of the voting interest which do not have a readily determinable fair value, including tax incentives to be utilized in government approved projects, and does not have the ability to exercise significant influence. The investments are stated at cost and reduced by valuation allowances based on management estimates of realizable values.

3.10            Goodwill

Goodwill represents the cost of investments in excess of the fair value of net identifiable assets acquired and liabilities assumed.

The Company adopts SFAS No. 142 (“SFAS 142”), “Goodwill and Other Intangible Assets”. Under this standard, goodwill, including goodwill recognized for business combinations consummated before initial application of the standard, is no longer amortized but is tested for impairment at least annually, using a two-step approach that involves the identification of “reporting units” and the estimation of fair value.

During the years ended December 31, 2006 and 2005 goodwill was tested for impairment and in 2005 an impairment loss of $13,038 has been recognized with respect to goodwill allocated to Margusa. As described in Note 12, an additional impairment loss of $1,630 has been recognized during the year ended December 31, 2006, regarding the goodwill balance allocated to Margusa.

3.11            Pension and other post-retirement benefits

The Company records plan assets, obligations under employee benefit plans and the related costs under the following policies:

The cost of pensions and other retirement benefits earned by employees is actuarially determined using the projected benefit method prorated on service and management’s best estimate of expected plan investment performance for funded plans, salary escalation, retirement ages of employees and expected health care costs. The discount rate used for determining the liability for future benefits is the current interest rate at the balance sheet date on high quality fixed income investments with maturities that match the expected maturity of the obligations.

Pension assets are recorded at fair market value.

Past service costs from plan amendments are amortized on a straight-line basis over the average remaining service period of employees active at the date of amendment.

The excess of any net actuarial gain or loss exceeding 10% of the greater of the benefit obligation and the fair value of plan assets is included as a component of the net actuarial gain or loss recognized in accumulated other comprehensive income and subject to subsequent amortization to net periodic pension cost in future periods over the average remaining service period of the active employees.

As of December 31, 2006 the Company adopted Statement on Financial Accouting Standards (“SFAS”) No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106 and 132(R),”. Under SFAS 158 the Company recognized the funded status of each of its defined pension and postretirement benefit plans as a net asset or liability in its balance sheet with an offsetting amount in accumulated other comprehensive income. As required by SFAS 158, its provisions of SFAS 158 were  applied on a prospective basis as from December 31, 2006; therefore, prior periods presented have not been restated.

At December 31, 2006, the Company recorded $50,103, net of tax, in accumulated other comprehensive income related to the adoption of this statement.

3.12            Compensated absences

Compensated absences are accrued over the vesting period.

3.13            Stock based compensation plans

Gerdau Ameristeel Corp (“Gerdau Ameristeel”) and its subsidiaries and Gerdau S.A. maintain stock based compensation plans.  The Company accounts for the stock-based compensation plans as from January 1, 2006 under SFAS 123 – R (“SFAS 123R”) “Shared-based payment”. SFAS 123R addresses the accounting for employee stock options and eliminates the alternative use of the intrinsic value method of accounting that was provided in Statement 123 as originally issued.  This statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments, based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award (vesting period). The grant-date fair value of employee share options and similar instruments is estimated using option-pricing models adjusted to the unique characteristics of those instruments.

The Company has applied the modified prospective application method to account for the implementation of SFAS 123R, which consists on recognizing costs of services rendered as from January 1, 2006 according to the grant-date fair value of stock options instruments, but does not require to restate previous year financial statements, and instead requires pro forma disclosures of net income and earnings per share for the effects on compensation had the grant-date fair value been adopted in prior periods. Under this transition method, compensation cost for stock options plans as from January 1, 2006, include the applicable amount of: (a) compensation cost for all share based instruments granted prior to, but not yet vested, as of January 1, 2006 (based on the grant-date fair value in accordance with the provisions of SFAS 123), and (b) compensation cost for all share based instruments granted after January 1, 2006 (based on the grant-date fair value estimated in accordance with the new provisions of SFAS 123R).

Through December 31, 2005, the Company applied the intrinsic value method established by Accounting Principles Board (“APB”) Opinion Nº 25, “Accounting for Stock Issued to Employees” to account compensation for stock based compensation.

Under SFAS 123R, the Company is required to select a valuation technique or option-pricing model that meets the criteria as stated in the standard, which includes a binomial model and the Black-Scholes model. At the present time, the Company uses the Black-Scholes model.  SFAS 123R also requires the Company to estimate forfeitures in calculating the expense relating to stock-based compensation as opposed to only recognizing these forfeitures and the corresponding reduction in expense as they occur.

The following table illustrates the effects on net income and on earnings per share if the grant-date fair value method had been applied (in thousands, except per share data).

	2005	2004

Net income as reported	1,117,521	1,158,358
Reversal of stock-based compensation cost included in the determination of net income as reported, net of tax	173	194
Stock-based compensation cost following the fair value method, net of tax	(1,202)	(998)
Pro-forma net income	1,116,492	1,157,554

Earnings per share - basic
Common - As reported and pro-forma	1.68	1.74
Preferred - As reported and pro-forma	1.68	1.74

Earnings per share - diluted
Common
As reported	1.67	1.74
Pro-forma	1.67	1.74

Preferred
As reported	1.67	1.74
Pro-forma	1.67	1.74

The Company and its subsidiary Gerdau Ameristeel have several stock based compensation plans. Information about those plans is presented in Note 25.

3.14            Revenue recognition

Revenues from sales of products are recognized upon delivery to customers, when title is transferred and the client has assumed the risk and rewards of ownership in accordance with the contractual terms.

The Company recognizes its revenues on construction contracts of its PCS operation using the percentage-of-completion method of accounting, measured by the percent of contracts costs incurred to-date to estimated total contract costs. This method is used because management considers total cost to be the best available measure of completion of construction contracts in progress. Provision for estimated losses on construction contracts in progress are made in their entirety in the period in which such losses are determined without reference to the percentage complete. Changes in job performance, job conditions, and estimated profitability may result in a revision to revenues and costs, and are recognized in the period in which the revisions are determined. Claims for additional revenues are not recognized until the period in which such claims are allowed.

The asset “Cost and estimated earnings in excess of billings of uncompleted contracts” represents revenues recognized in advance of amounts billed. The liability “Billings in excess of costs and estimated earnings on uncompleted contracts” represents billings in advance of revenues recognized. Both assets and liabilities are presented under “Other current assets” or “Other current liabilities”.

3.15            Income taxes

The Company accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes”, which requires the application of the liability method of accounting for income taxes. Under this method, a company is required to recognize a deferred tax asset or liability for all temporary differences. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of changes in tax rates is recognized in income for the period that includes the enactment date.

Deferred tax assets are reduced through the establishment of a valuation allowance, as appropriate, if, based on the weight of available evidence, it is more likely than not that the deferred tax asset will not be realized.

3.16            Earnings per share

The Company calculates earnings per share in accordance with SFAS No. 128, “Earnings Per Share”.

Basic EPS excludes dilution, while diluted EPS reflects the potential dilution resulting from options granted during those years to acquire shares of Gerdau S.A and, during the year ended December 31, 2006 and 2005, the potential dilution from the potential settlement in shares of Gerdau S.A. of the commitment to acquire additional shares of Diaco (Note 4.8) and of the options granted to minority shareholders of Sipar Aceros to sell additional shares to the Company (Note 4.9). The Company uses the “treasury stock” method to compute the dilutive effect of those instruments.

All EPS data is calculated giving retroactive effect to the stock bonus approved on March 31, 2006 (Note 17.1). EPS is presented on a per share basis (Note 19).

3.17            Dividends and interest on equity

The Company’s By-Laws require it to pay to its Common and Preferred shareholders annual dividends of at least of 30% of net income calculated in accordance with the provisions of the Brazilian Corporate Law. Approval of the payment of such dividends is granted at the Annual General Meeting, which must be held on or before April 30 of each year. Dividends are payable in Brazilian reais and reflected in the financial statements once declared by the Annual General Meeting.

Brazilian corporations are permitted to distribute interest on equity, similar to a dividend distribution, which is deductible for income tax purposes. The amount payable may not exceed 50% of the greater of net income for the year or retained earnings, as measured under Brazilian Corporate Law. It also may not exceed the product of the Taxa de Juros Longo Prazo (“TJLP”) (long-term interest rate) and the balance of shareholders’ equity, as measured under Brazilian Corporate Law.

Payment of interest on equity is beneficial to the Company when compared to making a dividend payment, since it recognizes a tax deductible expense on its income tax return for such amount. The related tax benefit is recorded in the consolidated statement of income. Income tax is withheld from the stockholders with respect to interest on equity at the rate of 15%.

3.18            Environmental and remediation costs

Expenditures relating to ongoing compliance with environmental regulations, designed to minimize the environmental impact of the Company’s operations, are capitalized or charged against earnings, as appropriate. The Company provides for potential environmental liabilities based on the best estimate of potential clean-up and remediation estimates for known environmental sites. Management believes that, at present, each of its facilities is in substantial compliance with the applicable environmental regulations.

3.19            Advertising costs

Advertising costs included in selling and marketing expenses were $28,736, $25,661 and $13,656 for the years ended December 31, 2006, 2005, and 2004 respectively. No advertising costs have been deferred.

3.20            Treasury stock

Common and preferred shares reacquired are recorded under “Treasury stock” within shareholders’ equity at cost. Sales of treasury stock are recorded at the average cost of the shares in treasury held at such date. The difference between the sale price and the average cost is recorded as a reduction or increase in additional paid-in capital.

3.21            Derivative financial instruments

Derivative financial instruments that do not qualify for hedge accounting are recognized on the balance sheet at fair value with unrealized gains and losses recognized in the statement of income.

To qualify as a hedge, the derivative must be (i) designated as a hedge of a specific financial asset or liability at the inception of the contract, (ii) effective at reducing the risk associated with the exposure to be hedged, and (iii) highly correlated with respect to changes either in its fair value in relation to the fair value of the item being hedged or with respect to changes in the cash flows, both at inception and over the life of the contract.

3.22            Recent accounting pronouncements

In September 2006, the SEC issued Staff Accounting Bulletin (“SAB”) No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (“SAB 108”). SAB 108 provides guidance on how prior year misstatements should be considered when quantifying misstatements in current year financial statements for purposes of assessing materiality. SAB 108 requires that registrants quantify errors using both a balance sheet and income statement approach and evaluate whether either approach results in quantifying a misstatement that, when relevant quantitative and qualitative factors are considered, is material. SAB 108 is effective for fiscal years ending after November 15, 2006. SAB 108 permits companies to initially apply its provisions by either restating prior financial statements or recording a cumulative effect adjustment to the carrying values of assets and liabilities as of January 1, 2006 with an offsetting adjustment to retained earnings for errors that were previously deemed immaterial but are material under the guidance in SAB 108. The adoption of SAB 108 did not have any impact on the Company’s consolidated financial statements.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106 and 132 (R)”. In addition to the requirements described in Note 3.11, SFAS 158 requires an employer to measure the funded status of each of its plans as of the date of its year-end statement of financial position. This provision becomes effective for the Company for its December 31, 2008 year-end. This portion of the statement is expected to impact the Company, once effective, as the measurement date of one of its pension plans in Brazil plan is currently November 30.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of this standard apply to other accounting pronouncements that require or permit fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Upon adoption, the provisions of SFAS 157 are to be applied prospectively with limited exceptions. The Company is in the process of evaluating the financial impact of adopting SFAS 157.

In September 2006, the FASB issued FASB Staff Position (“FSP”) No. AUG AIR-1, “Accounting for Planned Major Maintenance Activities” (“FSP No. AUG AIR-1”).  FSP No. AUG AIR-1 amends the guidance on the accounting for planned major maintenance activities, and it specifically precludes the use of the previously acceptable “accrue in advance” method.  This FSP is effective for fiscal years beginning after December 15, 2006.  Upon adoption, FSP No. AUG AIR-1 shall be applied retrospectively for all financial statements presented. The Company does not expect to have any material impact regarding the adoption of this FSP on its financial statements.

In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes.”  This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The interpretation is effective for fiscal years beginning after December 15, 2006. While we are still evaluating our tax positions, we do not anticipate it will have a material impact on our retained earnings at the time of adoption.

4                             Acquisitions

4.1                   Corporación Sidenor S.A.

On January 10, 2006 the Company concluded the acquisition of 40% of Corporación Sidenor S.A. (“Sidenor”), a Spanish steel producer with operations in Spain and Brazil. The Santander Group, a Spanish financial conglomerate, and an entity owned by executives of Sidenor contemporaneously acquired 40% and 20% of Sidenor, respectively. Purchase price for the acquisition of 100% of Sidenor consists of a fixed price of Euro 443,820 plus a variable contingent price which is payable only by the Company. The fixed price paid by the Company on January 10, 2006 for its 40% interest in Sidenor amounted to Euro 165.828 (US$ 200,082). The amounts paid under the variable contingent price will be accounted for as additional purchase price consideration once the contingencies are resolved. Contingent price depends on several factors including actual use of existing tax credits, potential gains on litigation initiated by a a subsidiary of Corporación Sidenor and final destination of a plot of land currently occupied by Corporación Sidenor.  Santander Group holds a put option to sell their interest in Sidenor to the Company, after 5 years from the purchase, at a fixed price plus accrued interests computed using a fixed interest rate. Also, the Company has agreed to guarantee to the Santander Group the payment of an agreed amount (equal to the fixed price under the put option referred to above plus accrued interest computed using the same fixed interest rate) after 6 years from the purchase in the event that Santander Group has not sold the shares acquired up to such date or, if the Santander Group sells its interest at a price higher or lower than the agreed amount the difference will be paid by Santander Group to the Company or by the Company to Santander Group, respectively. The guarantee may be exercised by the Santander Group at any time after 6 years.

As of December 31, 2006, certain tax credits in the Spanish operation of Sidenor have been used. Part of the contingent variable price was dependent on the use of such tax credits and the Company is contractually obligated to pay to the former shareholders of Sidenor an amount equivalent to 70% of the tax credits used. As a result of this, the Company will make an additional payment of Euro 24,605 (US$29,817), which was recorded as an additional purchase price consideration. During year ended December 31, 2006, the Company has paid Euros 3,098 (US$ 3,929) regarding the use of those tax credits.

The Company has concluded that Corporación Sidenor is a variable interest entity (“VIE”) as defined by FIN 46(R) “Consolidation of Variable Interest Entities” and that the Company is the primary beneficiary. As a result, as from the acquisition date, the Company has consolidated Corporación Sidenor and its subsidiaries which include Aços Villares S.A., a Brazilian specialty steel producer on which Corporación Sidenor has a 58% voting interest.

The Company has estimated the fair value of assets and liabilities of Corporación Sidenor and its subsidiaries.

According to the estimated fair value amounts of assets and liabilities of Corporación Sidenor and its subsidiaries, an excess of fair value of assets acquired and liabilities assumed in relation to the purchase price was identified. Considering that contingent consideration exists which may result in additional purchase price part of the originally determined amount of excess of fair value of assets acquired and liabilities assumed in relation to purchase price has been recorded under “Deferred credit related to acquisition of Corporación Sidenor”. The amount then recorded is the lesser of estimated maximum contingent consideration and the excess of fair value over purchase price originally determined. The maximum contingent consideration has been estimated by management based on assumptions and information available as of the date of acquisition. The amount recorded as of December 31, 2006 related to the estimated maximum contingent consideration is $106,899. The remaining excess fair value of assets acquired and liabilities assumed in relation to the purchase price was allocated to reduce the value of long-lived assets acquired.

As a result, the Company has recognized no goodwill on this acquisition. During the year ended December 31, 2006 the Company has finalized the appraisal of property and equipment acquired for Corporación Sidenor and Forjanor S.L. and also for Aços Villares and considers the purchase price allocation to be final, except for the fact that events which might require the payment of contingent variable price have not yet  occurred until December 31, 2006. The fair value of assets and liabilities acquired at the date of acquisition are summarized below:

Purchase price consideration	224,234
Deferred credit related to the acquisition	106,899
331,133

Current liabilities	444,617
Non-current liabilities	701,854
Minority interest (corresponding to the 60% acquired by other parties including Santander Group)	503,581
Current assets	(670,025)
Non-current assets	(1,311,162)
Net assets at estimated fair value	331,133

The Company’s  obligation  to purchase from  Santander Group its 40% interest in Corporación Sidenor is recorded in Minority Interest. As of December 31, 2006, such obligation amounts to $246,005.

4.2                   Fargo Iron and Metal Company

In February 2006, the Company acquired certain assets and assumed certain liabilities of Fargo Iron and Metal Company, a scrap processor, for approximately $5,500.

4.3                   Callaway Building Products, Inc.

In March 2006, the Company acquired certain assets and assumed certain liabilities of Callaway Building Products, Inc., a rebar fabricator, for approximately $2,200.

4.4                   Sheffield Steel Corporation

On June 12, 2006, Gerdau Ameristeel completed the acquisition of all of the outstanding shares of Sheffield Steel Corporation (“Sheffield”).  The acquisition includes a melt shop, rolling mill, downstream facility and short-line railway in Sand Springs, Oklahoma, a rolling mill in Joliet, Illinois and two downstream operations in Kansas City, Missouri. Sheffield’s products are generally sold to steel service centers, steel fabricators or directly to original equipment manufacturers (“OEMs”), for use in a variety of industries.  With this acquisition, Gerdau Ameristeel continues its expansion strategy with an increased geographic presence towards the western portion of the United States.

The purchase price for the shares of Sheffield was $103,314 in cash, plus the assumption of certain liabilities of the acquired company.

The following table summarizes the fair value of assets acquired and liabilities assumed for Sheffield Steel at the date of the acquisition:

Net assets (liabilities) acquired
Current assets	140,266
Property, plant and equipment	84,169
Other non-current assets	925
Goodwill	63,681
Current liabilities	(40,608)
Non-current liabilities	(145,119)
103,314

Purchase price	107,145
Plus transaction costs	1,224
Working capital adjustment received in July 2006	(5,055)
Total purchase price consideration	103,314

The $63,681 of goodwill was assigned to the reporting segment North America.  None of the goodwill is deductible for tax purposes.

4.5                   Empresa Siderurgica del Peru S.A.A.  – Siderperu

On June 28, 2006, the Company won the public bid for 50% plus 1 share of the common voting stock of Empresa Siderurgica del Peru S.A.A. – Siderperu (“Siderperu”), located in Chimbote – Peru. Total price paid for this bid was $60,698, which was paid on cash on July 3, 2006 when the shares acquired were transferred to the Company in the record of shareholders of Siderperu. On August 2, 2006, the Company acquired additional shares of Siderperu shares, representing 0.43% of voting capital, for an amount of $528.

During the process of qualification for the public bid, the Company has also acquired credits against the former owner of Siderperu, in the amount of $18,000, which were guaranteed by 40.24% of Siderperu shares. On November 15, 2006, a subsidiary of the Company,  which was the holder of the credits,  executed its guarantee, and in a public auction, the Company acquired 32.84% of the shares of Siderperú for $16,201. Therefore, the Company owns as of December 31, 2006, 83.27% of the shares of Siderperu.

According to the public auction regulation, the Company has several additional obligations, which were precedent conditions to participate in the public auction. These obligations include, among others, to maintain all current employees of Siderperu for a period of two years; maintain the blast furnace operating, with the current production level, at least; to present a plan for environmental adequacy within three months from the date of acquisition;  to commit to invest a total amount of $100,000 in five years, with a minimum amount of $20,000 each year and to continue to hold at least 34% of  past due credits of Siderperu existing on the date of the auction. As of December 31, 2006, the Company holds past due credits of approximately $64,000 (which represent more than 34% of the past due credits at the date of the auction) which were acquired from  different creditors of Siderperu before the auction date.

Siderperu is a long and flat steel mill, with annual sales of 360,000 tons of finished products. Siderperu operates a blast furnace, a direct reduction unit, a melt shop with two electric arc furnaces and three rolling mills. Approximately 20% of total sales are of flat steel, and the remaining 80% of sales are of long steel.

The Company has made a preliminary computation of the estimated fair value of assets and liabilities of Siderperu. The Company expects to complete a comprehensive analysis of the fair value of assets acquired and liabilities assumed during 2007. According to the preliminary allocation, total fair value of assets acquired and liabilities assumed approximates the total purchase price consideration paid; therefore, no goodwill was initially recognized in this acquisition. The following table summarizes the preliminary computation of the estimated fair value of assets and liabilities for the Siderperu acquisition at the date of the acquisition:

Net assets (liabilities) acquired
Current assets	118,392
Property, plant and equipment	143,013
Other non-current assets	290
Current liabilities	(137,487)
Non-current liabilities	(24,638)
Minority interest	(12,651)
86,919

Purchase price	77,427
Plus transaction costs	9,492
Total purchase price consideration	86,919

4.6                   Pacific Coast Steel, Inc. and Bay Area Reiforcing

On November 1, 2006, the Company completed the acquisition of 55% of the outstanding shares of the newly formed joint venture PCS.  This joint venture was formed by Pacific Coast Steel, Inc. (“PCS, Inc.”) and Bay Area Reinforcing (“BAR”).  The acquisition includes four rebar fabrication facilities in California, including San Diego, San Bernardino, Fairfield, and Napa.  With this acquisition, the Company continues its expansion strategy with an increased geographic presence towards the western portion of the United States.

The purchase price for the shares of PCS was $104,500 in cash, plus the assumption of certain liabilities of the acquired company.  The purchase contract contains a put and call option whereby, on the fifth anniversary date, the company may purchase the remaining 45% interest in the partnership at an agreed upon valuation method.

The following table summarizes the fair value of assets acquired and liabilities assumed for PCS at the date of the acquisition, November 1, 2006:

Net assets (liabilities) acquired
Current assets	50,956
Property, plant and equipment	4,812
Other non-current assets	493
Goodwill	66,202
Intangibles assets	8,360
Current liabilities	(25,868)
104,955

Purchase price	104,500
Plus transaction costs	455
Total purchase price consideration	104,955

The $66,202 of goodwill was assigned to the reporting segment North America. The company’s entire portion of its interest in the goodwill is deductible for tax purposes.

Other intangible assets  consist of the following:

	Fair Value	Useful lives (in years)

Backlog	1,155	2.5
Trade name	3,850	5.0
Customers	2,805	13.5
Non-compete agreements	550	5.0
	8,360

For the year ended December 31, 2006, the Company recorded in amortization of intangibles $500 of amortization expense related to the purchased intangible assets.

4.7                   GSB Aceros S.L.

On December 28, 2006, Corporación Sidenor has consummated the acquisition of all outstanding shares of GSB Acero through an agreement with CIE Automotive, S.A. (CIE), after obtaining the approval of Spanish Free Trade Authorities.

GSB Aceros is a specialty steel mill, with annual production of 200,000 tons located on Guipúzcoa , Spain. GSB Aceros is a specialty steel producer mainly focused on automotive market, through direct and indirect sales.

Total price paid for this acquisition was Euro 111,500 ($146,788). The company has made a preliminary determination of the fair value of the assets acquired and liabilities incurred, which is presented below:

Net assets (liabilities) acquired
Current assets	141,229
Property, plant and equipment	86,573
Other non-current assets	16,290
Goodwill	60,577
Current liabilities	(115,917)
Non-current liabilities	(41,964)
146,788

Purchase price consideration, at fair value	146,788

The $60,577 of goodwill was assigned to the reporting unit Spain, a component of the Specialty steel segment. The resulting preliminary goodwill is currently not deductible for tax purposes on Spain.

4.8                   Diaco and Sidelpa

On December 23, 2004, the Company reached an agreement with the Mayaguez Group and Latin American Enterprise Steel Holding (“LAESH”), majority shareholders of Diaco and Sidelpa to buy shares owned by those investors in Diaco and Sidelpa. Diaco is the largest producer of steel and rebar in Colombia, and Sidelpa is the only producer of specialty steel in that country.

Closing of the transactions was subject to several conditions precedent. Upon entering into the agreement, the Company made a deposit of $68,500 in favor of certain trusts created for this transaction. Gerdau also has committed to acquire additional shares of Diaco in a period no longer than eight years.

Diaco

During September 2005 the conditions precedent for the Diaco acquisition were met, including the execution by Diaco of a public offer in the Colombian market to acquire shares owned by minority shareholders and the delisting of Diaco from the stock exchange in Colombia. On September 30, 2005, the Company concluded all steps required to obtain a 57.11% voting and total interest in Diaco, obtaining a controlling interest. As a result,  Diaco shares acquired by the Company through Cerney Holding Limited, a wholly-owned subisidiary, were transferred from a trust to the Company, and the amount of  $49,205 was transferred from such trust to the sellers while an additional amount of $6,762 was paid in cash by the Company.

This transaction was accounted following the purchase method. No goodwill resulted from this acquisition as result of the purchase price allocation.

The table below summarizes the fair value of assets and liabilities acquired:

Net assets (liabilities) acquired
Current assets	81,522
Non-current assets	99,677
Current liabilities	(53,210)
Non-current liabilities	(29,993)
97,996
% of interest acquired	57.11%
Purchase price consideration, at fair value	55,966

As result of the conditions precedent being met, Gerdau is also obligated to purchase an additional 40.27% interest in Diaco in 2013. Gerdau has the option to anticipate such purchase by acquiring 50% of the additional interest in March 2008 and the other 50% in March 2009. Settlement of the acquisition of the additional interest can be made in cash or in shares of Gerdau at the option of the sellers. The terms of the agreement establishes a formula to determine the purchase price which is based on a minimum amount plus interest over the period from December 2004 to the date of the acquisition, and an additional price based on changes in net equity of Diaco. The Company has recorded this forward commitment to purchase additional shares at its estimated fair value which at December 31, 2006 amounts to $62,164 and is presented within “Other non-current assets”. Changes in fair value have been recognized in income in “Other operating income (expenses), net”. The balance of the advance deposit originally made in December 2004, amounting to $14,895 as of December 31, 2006, is expected to be used to partially pay for the acquisition of this additional interest.

Sidelpa

On November 19, 2005, all the conditions precedent related to the acquisition of Sidelpa were met and Cerney Holding Limited obtained a 97.01% interest in Sidelpa, obtaining its control. As a result of this transaction, an amount of $4,400 was transferred form a trust to the former owners of Sidelpa, and $6,224 was paid in cash.

This transaction was accounted following the purchase method. No goodwill resulted from this transaction as a result of the purchase price allocation.

The table below summarizes the fair value of assets and liabilities acquired:

Net assets (liabilities) acquired
Current assets	21,977
Non-current assets	15,324
Current liabilities	(8,660)
Non-current liabilities	(17,690)
10,951
% of interest acquired	97.01%
Purchase price consideration, at fair value	10,624

4.9                   Sipar Aceros

On September 15, 2005, the Company entered into an agreement to acquire an additional interest of 35.98% of Sipar Aceros, a rolling steel mill located in Santa Fé, Argentina, on which the Company already had a 38.46% interest. The company paid $16,687 in cash on September 15, 2005 and is required to pay an additional amount of $23,947 during the next three years without interest on those additional payments. Total consideration for the purchase of such interest, considering the financed portion of the purchase price at fair value, amounts to $37,340.

As a result of this acquisition, the Company obtained a controlling interest of 74.44%, and therefore Sipar Aceros has been consolidated as from the date of this additional acquisition. Previous to this date, this investment was accounted for following the equity method.

This transaction was accounted under the purchase method, and an allocation of fair value of assets and liabilities was performed which resulted in the recognition of goodwill of $16,721. Goodwill has been fully allocated to the reporting unit “Sipar Aceros”, a component of the segment “South America (except Brazil)”..

The following table summarizes the fair value of assets and liabilities acquired in this transaction and the resulting goodwill:

Net assets (liabilities) acquired
Current assets	62,451
Non-current assets	50,262
Current liabilities	(31,359)
Non-current liabilities	(16,008)
65,310
% of interest acquired	35.98%
Purchase price consideration, at fair value	37,340
Put options granted to minority shareholders at the time of acquisition	2,881
Determination of goodwill	16,721

Under the terms of the agreements, some of the selling shareholders have options to sell additional shares of Gerdau Sipar Inversiones S.A. (parent company of Sipar Aceros) to the Company, at a fixed amount, until September 2007. Initial fair value of those put options amounting to $2,881 was considered in the purchase price consideration, and subsequent changes in their fair value are recorded in income. On December 31, 2006, the fair value of the put options amount to $1,512 and is recorded on “Other non-current liabilities”, and has generated a gain of $4,305 during 2006, recorded in “Other operating income (expenses), net”.

4.10              Gate City and RJ Rebar, Inc

On December 10, 2004, Gerdau Ameristeel completed the acquisition of the fixed assets and working capital of Gate City’s and RJ Rebar, Inc.’s rebar fabrication facilities in the Midwest of the United States with annual production capacity of approximately 150,000 tons for approximately $16,400. As a result of this transaction, $4,748 of goodwill was recorded.

4.11          North Star assets

On November 1, 2004, Gerdau Ameristeel completed the acquisition of four long steel product mini-mills and four downstream facilities, which are referred to as North Star Steel, from Cargill Incorporated. This acquisition increased mill manufacturing capacity by approximately 2.0 million tons for finished long steel products. The facilities consist of four long steel product mini-mills all of which are located in the United States in St. Paul, Minnesota; Wilton, Iowa; Calvert City, Kentucky; and Beaumont, Texas; and four downstream facilities also in the United States – one that processes grinding balls located in Duluth, Minnesota and three wire rod processing facilities located in Beaumont, Texas; Memphis, Tennessee; and Carrollton, Texas. The St. Paul and Wilton mini-mills have scrap shredder facilities which process raw scrap into shredded scrap to supply a large part of the mini-mills’ raw material needs. North Star’s products are generally sold to steel service centers, steel fabricators or directly to original equipment manufacturers, for use in a variety of industries. The purchase price for the acquired assets was $266,000 in cash plus the assumption of certain liabilities of the businesses being acquired and changes in working capital from April 30, 2004 to the date of closing. $181,000 of the purchase price was for working capital computed as of April 30, 2004. On November 1, 2004, working capital of the acquired business had increased $51,790. This amount was accrued as of December 31, 2004 and paid during 2005.

The following table summarizes the fair value of assets acquired and liabilities assumed for the North Star acquisition at the date of the acquisition, November 1, 2004:

Net assets (liabilities) acquired
Current assets	325,751
Current liabilities	(67,674)
Property, plant and equipment	86,244
Other long-term liabilities	(23,789)
320,532

Purchase price	266,000
Plus transaction costs	2,742
Accrued working capital adjustment	51,790
320,532

No goodwill was recognized for this acquisition.

4.12          Assets and liabilities of Potter Form & Tie Co.

On March 19, 2004 Gerdau Ameristeel concluded the acquisition of certain assets and assumed certain liabilities of Potter Form & Tie Co., a rebar fabricator with six locations throughout the Midwest of United States, for approximately $11,100. As a result of this transaction, $1,351 of goodwill was recorded.

5                             Short-term investments – Available for sale

From time to time, the Company invests excess cash in short-term investments, classified of available-for-sales, that are comprised of investment grade variable rate debt obligations, which are asset-backed.  Accordingly, the Company’s investments in these securities are recorded at cost, which approximates fair value due to their variable interest rates, which typically reset every 28 days.  Despite the long-term nature of their stated contractual maturities, the Company has the ability to quickly liquidate these securities.  All income generated from these investments was recorded as interest income. At December 31, 2006 there was $123,400 of investments in these securities, while no such investments were held at December 31, 2005.

6                             Trade accounts receivable, net

	2006	2005
Trade accounts receivable	1,318,698	814,030
Less: allowance for doubtful accounts	(35,278)	(34,504)
	1,283,420	779,526

7                             Inventories

	2006	2005
Finished products	891,724	642,545
Work in process	539,496	250,144
Raw materials	519,245	555,783
Packaging and maintenance supplies	317,169	171,669
Advances to suppliers of materials	113,244	42,320
	2,380,878	1,662,461

8                             Tax credits

Current assets

	2006	2005
Brazilian value-added tax on sales and services - ICMS	61,340	26,487
Brazilian excise tax - IPI	9,504	584
Brazilian tax for financing of social integration program - PIS	22,879	8,476
Brasilian tax for social security financing - COFINS	59,942	19,191
Corporate income tax withholding tax	82,386	12,740
Other	17,468	10,965
	253,519	78,443

Non-current assets

	2006	2005
Brazilian value-added tax on sales and services - ICMS	72,351	44,164
Brazilian tax for financing of social integration program - PIS	6,347	41,221
Brasilian tax for social security financing - COFINS	32,460	17,457
Spanish corporate income tax withholding tax	53,212	—
Other	28,597	—
	192,967	102,842

9                           Balances and transactions with related parties

	2006	2005
Other non-current assets
Loans and advances to directors	1,062	559
Receivable from Metalúrgica Gerdau S.A.	—	58
Receivable from Fundação Gerdau	476	126
Receivable from Florestal Rio Largo Ltda.	133	—
Receivable from Santa Felicidade S.A.	124	—

Other current liabilities
Payable to Florestal Rio Largo Ltda.	—	51
Payable to Santa Felicidade S.A.	—	4
Payable to Metalúrgica Gerdau S.A.	1,209	—

In addition to the balances in the table presented above:

•                  Banco Gerdau S.A. is a wholly owned subsidiary of MG and is the administrator of investment funds for the exclusive use of the Company. The funds administered as of December 31, 2006 amounted to $1,546,836 (2005 - $1,281,498) and its investments consist of time deposits and debentures issued by major Brazilian banks, and treasury bills issued by the Brazilian government. Income earned on the Company’s investment in the fund aggregated $222,496 in 2006, $111,737 in 2005 and $18,941 in 2004, representing average yields of 15.1%, 16.2% and 15.8%, respectively.

•                  INDAC – Indústria, Administração e Comércio S.A., a holding company controlled by the Gerdau family and a shareholder of MG acts as guarantor of some debt of the Company in exchange for a fee of 1% per year of the amount of debt guaranteed. The average amount of debt guaranteed during the year ended December 31, 2006 amounted to $836,218 (2005 - $702,549).

•                  The Company usually sell and purchase debentures issued by Gerdau S.A. to or from related parties. The Company has no obligation to repurchase any of such debentures, and purchases and sales have been made as a part of the overall management of liquidity of the Company.

10                      Property, plant and equipment, net

	2006	2005
Buildings and improvements	1,555,944	1,062,673
Machinery and equipment	5,283,344	3,372,850
Vehicles	50,542	19,685
Furniture and fixtures	71,847	29,621
Other	360,346	234,757
	7,322,023	4,719,586
Less: Accumulated depreciation	(2,994,815)	(2,196,841)
	4,327,208	2,522,745
Land	384,482	209,023
Construction in progress	1,278,939	786,194
Total	5,990,629	3,517,962

Construction in progress as of December 31, 2006 represents principally amounts invested in the expansion of Ouro Branco industrial facility. The Company capitalized interest on construction in progress in the amount of $ 65,900 in 2006 and $35,272 in 2005.

As of December 31, 2006, machinery and equipment with a net book value of $655,414 (2005 - $358,011) was pledged as collateral for certain long-term debt.

During September 2006, the Company ceased operations of the melt shop at its Perth Amboy, New Jersey wire rod mill.  As a result, the Company recorded $32,400 of accelerated depreciation of buildings and equipment to write-off the melt shop assets of the mill.  The Company also recorded an additional $9,400 charge to other operating expenses.  This charge includes estimated costs related to the termination of certain take or pay contracts, the write-off of certain equipment spares maintained in inventory, expected severance costs for the affected employees, and the estimated costs related to disposing of dust from the baghouse.

11                      Equity investments

	2006	2005

Joint-ventures in the United States:
Gallatin Steel Company	158,800	137,127
MRM Guide Rail	7,376	6,790
Bradley Steel Processors	1,291	9,523
Armacero Industrial y Comercial Ltda.	3,751	4,174
Dona Francisca Energética S.A.	26,293	21,745
	197,511	179,359

12                      Goodwill

	2006					2005
	Long	North	South	Specialty		Long	North	South
	Brazil	America	America	Steel	Total	Brazil	America	America	Total

Balance at the beginning of the year	1,234	122,716	23,904	—	147,854	11,158	122,663	7,642	141,463

Goodwill arising on acquisition of Gate City and RJ Rebar, Inc.	—	—	—	—	—	—	53	—	53
GSB Aceros S.A. (Note 4.7)	—	—	—	60,577	60,577	—	—	—	—
Pacific Coast Steel Inc (Note 4.6)	—	66,202	—	—	66,202	—	—	—	—
Sheffield Steel Corp (Note 4.4)	—	63,681	—	—	63,681	—	—	—	—
Sipar Aceros S.A. (Note 4.9)	—	—	—	—	—	—	—	16,721	16,721
Impairment of Margusa goodwill	(1,630)	—	—	—	(1,630)	(13,038)	—	—	(13,038)
Effect of exchange rate on goodwill of operations in South America, Europe and Brazil	396	—	(312)	—	84	3,114	—	(459)	2,655

Balance at the end of the year	—	252,599	23,592	60,577	336,768	1,234	122,716	23,904	147,854

The Company performed the annual impairment test required by SFAS 142. The Company identified that goodwill allocated to its reporting unit Margusa (a pig iron producer reported within the reporting segment Long Brazil) acquired in 2003 has been impaired. The main reason for the goodwill impairment is the reduction in pig iron prices during 2005 and 2006 in the Brazilian and foreign markets as well as the appreciation of Brazilian real against the US dollar during 2005 and also during 2006, with both factors negatively affecting profitability of Margusa. Other brazilian pig iron producers experienced similar situations during the past two years. The Company uses EBITDA multiples of comparable companies in order to estimate the fair value of its reporting units including Margusa. This computation resulted in the recognition of a loss of $13,038 and $1,630, recorded under “Other operating income (expenses)”, net, during the years ended December 31, 2005 and 2006, respectively.

13                      Accrued pension and other post-retirement benefits obligation

13.1            Summary of amounts recognized in the balance sheet

The amounts recognized in the balance sheets are as follows:

	2006	2005
Non-current liabilities
Brazilian pension obligation	—	7,534
Other postretirement obligation	12,912	—
North American pension obligation	132,155	96,060
North American obligation other than pension	106,348	51,133
Accrued liability related to pension and other benefit obligation	251,415	154,727

Non-current assets
Intangible assets for the North American plans	—	8,301
Other assets for the North American plans	1,894	—
Prepaid pension cost for the Brazilian plans	241,664	72,498
	243,558	80,799

13.2            Pension Plans

The Company and other related companies in the Conglomerate co-sponsor pension plans (the “Brazilian Plans”) covering substantially all employees based in Brazil. The Brazilian Plans consist of a plan for the employees of the former Açominas and its subsidiaries (“Gerdau Açominas Plan”) and another plan for the employees of its other operations in Brazil (“Gerdau Plan”). The Brazilian Plans are mainly defined benefit plans with certain limited defined contributions. Additionally, Gerdau Ameristeel and its subsidiaries sponsor defined benefit plans (the “North American Plans”) covering the majority of their employees. Contributions to the Brazilian Plans and the North American Plans are based on actuarially determined amounts.

Contributions to the Brazilian Plans for defined contribution participants are based on a specified percentage of employees’ compensation and totaled $$1,718 in 2006, $ 1,703 in 2005 and $960 in 2004. Contributions to and expenses for defined contribution retirement plans of employees of the subsidiaries in the United States and Canada amounted to $6,600, $5,400 and  $3,400 in 2006, 2005 and 2004, respectively.

See Note 3.11 for further information regarding the adoption of SFAS 158.

Brazilian Plans

The adjustments for SFAS 158 affected our Consolidated Balance Sheet as follows:

2006
Before Application of FAS 158
Prepaid benefit cost	104,917
Adjustments
Prepaid benefit cost	136,747
Accumulated other comprehensive income	(136,747)
After Application of FAS 158
Prepaid benefit cost	241,664
Accumulated other comprehensive income	(136,747)

Net periodic pension benefit relating to the defined benefit component of the Brazilian Plans was as follows:

	2006	2005	2004
Service cost	13,370	10,133	6,838
Interest cost	39,919	31,200	22,341
Expected return on plan assets	(71,678)	(50,090)	(35,542)
Plan participants’ contributions	(6,841)	(2,155)	(1,778)
Amortization of unrecognized gains and losses, net	(4,342)	(1,830)	(2,434)
Amortization of prior service cost	867	467	293
Amortization of unrecognized transition benefit	(614)	(349)	(299)
Net pension benefit	(29,319)	(12,624)	(10,581)

The funded status of the defined benefit components of the Brazilian Plans was as follows:

	2006	2005
Plan assets at fair value	662,746	502,076
Projected benefit obligation	421,082	328,789
Funded status	241,664	173,287

Unrecognized net transition benefit (a)	—	(2,253)
Unrecognized prior service cost (a)	—	8,036
Unrecognized net gains (a)	—	(114,106)
Amounts recognized in the balance sheet, net	241,664	64,964

(a) These amounts previously not recognized in the balance sheet are recognized against other comprehensive income effective December 31, 2006 as a result of SFAS No. 158.

The amounts recognized in the Balance Sheets are as follows:

	2006	2005
Prepaid benefit cost	241,664	72,498
Accrued benefefit obligations	—	(7,534)
Net asset reconized, end of year	241,664	64,964

The amounts recognized in accumulated other comprehensive income at December 31, 2006, as a result of the implementation of FAS 158, are follows:

2006
Transition asset	(1,842)
Prior service cost	7,914
Net acturial gain	(142,819)
(136,747)

The amounts in accumulated other comprehensive income expected to be recognized as a component of a net periodic benefit in 2007 as follows:

2007
Amortizacion of transition asset	625
Amortizacion of prior service cost	1,122
Amortizacion of net actuarial gain	(5,363)

Additional information for the Brazilian Plans is as follows:

	2006	2005
Change in benefit obligation Benefit obligation at the beginning of the year	328,789	253,593
Service cost	13,370	10,133
Interest cost	39,919	31,200
Actuarial loss	17,177	6,561
Benefits paid	(10,560)	(8,183)
Effect of exchange rate changes	32,387	35,485
Benefit obligation at the end of the year	421,082	328,789

	2006	2005
Change in plan assets Fair value of plan assets at the beginning of the year	502,076	372,043

Actual return on plan assets	110,546	77,512
Employer contributions	8,037	5,647
Plan participants’ contributions	3,258	2,155
Benefits paid	(10,560)	(8,183)
Effect of exchange rate changes	49,389	52,902
Fair value of plan assets at the end of the year	662,746	502,076

Expected benefit payments
2007	13,450
2008	15,695
2009	17,840
2010	19,871
2011	22,318
2012 - 2015	157,828

The assumptions used for the defined benefit component of the Brazilian Plans are presented below. The rates presented below are nominal rates and consider annual inflation of 4%.

Assumptions used to determine benefit obligations (in % per year):

	2006	2005
Discount rate	10.24%	11.30%
Rate of increase in compensation	8.16% - 7.64%	8.68% - 9.20%

Assumptions used to determine net periodic benefit cost for the year (in % per year):

	2006	2005	2004
Weighted-average discount rate	11.30%	11.30%	11.30%
Rate of increase in compensation	8.68% - 9.20%	8.68% - 9.20%	8.68% - 9.20%
Long-term rate of return on plan assets	12.35%	12.35%	12.35%

The plan asset return is the expected average return of each asset category weighted by target allocations. Asset categories’ returns are based on long term macroeconomic scenarios.

Brazilian Plan assets as of December 31, 2006 include shares of Gerdau Açominas, Gerdau Aços Longos, Gerdau Aços Especiais, Gerdau Comercial de Aços and of Gerdau in the amounts of $10,115, $6,917, $1,188, $1,622, and $24,348, respectively (2005 – Gerdau Açominas - $9,239, Gerdau Aços Longos - $6,318, Gerdau Aços Especiais - $1,085, Gerdau Comercial de Aços - $1,482 and Gerdau - $13,581) and shares of Metalúrgica Gerdau S.A of $21,516 (2005 - $14,716).

The Brazilian Plans are managed by Gerdau – Sociedade de Previdência Privada (with respect to the Gerdau Plan) and Fundação Açominas de Seguridade Social – Aços (with respect to the Gerdau Acominas Plan”). The pension plan accumulated benefit obligation, the weighted-average asset allocations, and the asset target allocation for 2007, by asset category, are as follows:

	Gerdau Plan		Gerdau Acominas Plan
	2006	2005	2006	2005
Accumulated benefit obligation	63,473	48,764	270,905	213,324

Allocation of assets by category as of December 31
Equity Securities	33.08%	28.93%	13.60%	13.89%
Fixed income	66.92%	71.07%	84.21%	82.70%
Real estate	—	—	1.00%	1.83%
Loans	—	—	1.19%	1.58%
Total	100.00%	100.00%	100.00%	100.00%

		Gerdau
	Gerdau	Açominas
	Plan	Plan
Target allocation of assets for 2007
Equity securities	30.00%	14.00%
Fixed Income	70.00%	83.50%
Real estate	—	0.50%
Loans	—	2.00%
Total	100.00%	100.00%

The investment strategy for the Gerdau Plan is based on a long term macroeconomic scenario. This scenario considers reduction in Brazil’s sovereign risk, moderate economic growth, stable levels of inflation and exchange rates, and moderate interest rates. The planned asset mix is composed of fixed income investments and equities. The fixed income target allocation ranges from 55% to 100%, and equities target allocation ranges from 0% to 45%.. The expected employer contributions for 2007 are $1,255.

The Gerdau Açominas Plan aims to reach the investment target returns in the short and long term, through the best relation of risk versus the expected return. The investments determined by the investment policy allocation targets are: fixed income 70% to 100%, equities 0% to 25%, real estate allocation 0% to 5% and loans 1% to 5%. The expected employer contributions for 2007 are $8,060.

The measurement date for the Gerdau Plan is December 31 and for the Gerdau Açominas Plan is November 30.

North American Plans

The adjustments for SFAS 158 affected the Company’s Consolidated Balance Sheet as follows:

2006

Before Application of FAS 158
Prepaid benefit cost	3,855
Accrued benefit liability	(82,517)
Intangible asset	5,241
Accumulated other comprehensive income	31,081
Adjustments
Prepaid benefit cost	(1,961)
Accrued benefit liability	(50,095)
Intangible asset	(5,241)
Accumulated other comprehensive income	57,297
After Application of FAS 158
Prepaid benefit cost	1,894
Accrued benefit liability	(132,612)
Accumulated other comprehensive income	88,378

The components of net periodic pension cost for the North American Plans are as follows:

	2006	2005	2004
Service cost	21,720	16,918	10,980
Interest cost	28,733	24,537	22,274
Expected return on plan assets	(29,519)	(24,388)	(20,975)
Amortization of transition liability	200	187	174
Amortization of prior service cost	2,252	1,296	293
Amortization of net actuarial loss	5,760	3,349	2,214
Net pension expense	29,146	21,899	14,960

The funded status of the North American Plans is as follows:

	2006	2005
Plan assets at fair value	459,566	361,414
Projected benefit obligation	590,284	501,635
Funded status	(130,718)	(140,221)
Unrecognized prior service cost (a)	—	6,607
Unrecognized transition liability (a)	—	1,723
Unrecognized net gains and losses (a)	—	98,762
Accrued pension liability recognized in the balance sheet	(130,718)	(33,129)

(a) These amounts previously not recognized in the balance sheet are recognized against other comprehensive income effective December 31, 2006 as a result of SFAS No. 158.

The amounts recognized in the Balance Sheets are as follows:

	2006	2005
Intangible asset	—	8,301
Other assets	1,894	—
Accrued salaries, wages and employee benefits	(457)	—
Accrued benefefit obligations	(132,155)	(96,060)
Accumulated pretax charge to other comprehensive income	—	54,630
Net asset/liability reconized, end of year	(130,718)	(33,129)

The amounts recognized in accumulated other comprehensive income at December 31, 2006, as a result of the implementation of FAS 158, are follows:

2006
Transition obligation	1,530
Prior service cost	6,440
Net acturial loss	80,408
88,378

The amounts in accumulated other comprehensive income expected to be recognized as a component of a net periodic benefit in 2007 as follows:

2007
Amortization of transition liability	194
Amortization of prior service cost	2,378
Amortization of net actuarial loss	2,949

Information for pension plans with an accumulated benefit obligation in excess of plan assets:

	2006	2005
Projected benefit obligation	534,151	501,635
Accumulated benefit obligation	472,147	452,619
Fair value of plan assets	401,545	361,414

Additional information required for the North American Plans is as follows:

	2006	2005
Change in benefit obligation
Benefit obligation at the beginning of the year	501,635	416,633
Aquisition of Sheffield	45,365	—
Service cost	21,720	16,918
Interest cost	28,733	24,537
Amendments	2,037	1,731
Actuarial loss	11,675	51,018
Benefits paid	(20,795)	(17,971)
Foreign exchange (gain)/loss	(86)	8,769
Benefit obligation at the end of the year	590,284	501,635

	2006	2005
Change in plan assets
Plan assets at the beginning of the year	361,414	322,719
Aquisition of Sheffield	35,261	—
Employer contributions	30,176	22,805
Benefits paid	(20,795)	(17,971)
Actual return on assets	54,319	27,201
Foreign exchange (loss)/gain	(809)	6,660
Plan assets at the end of the year	459,566	361,414

The North American Plans were impacted by amendments that enhanced benefits paid. These costs were deferred and will be recognized during the average future service time of the participants.

Expected benefit payments
2007	22,465
2008	23,561
2009	24,941
2010	26,467
2011	28,080
2012 - 2015	170,644

Assumptions used in accounting for the North American Plans were:

Weighted-average assumptions used to determine benefits obligations for the year:

	2006	2005
Discount rate	5.00% - 5.75%	5.00% - 5.75%
Expected long-term return on plan assets	7.00% - 8.40%	7.25% - 8.40%
Rate of compensation in increase	2.50% - 4.25%	2.50% - 4.25%

Weighted-average assumptions used to determine net periodic benefit costs for the year:

	2006	2005
Discount rate	5.00% - 5.75%	5.75% - 6.00%
Expected long-term return on plan assets	7.25% - 8.40%	7.50% - 8.40%
Rate of compensation in increase	2.50% - 4.25%	2.50% - 4.25%

The pension plan weighted-average asset allocations at December 31, 2006 and 2005, by asset category are as follows.

	2006	2005
Equity securities	66.80%	66.30%
Debt securities	31.50%	31.70%
Other	1.70%	2.00%
Total	100.00%	100.00%

Gerdau Ameristeel has an Investment Committee that defines the investment policy related to the defined benefit plans. The primary investment objective is to ensure the security of benefits that have accrued under the plans by providing an adequately funded asset pool which is separate from and independent of Gerdau Ameristeel. To accomplish this objective, the fund shall be invested in a manner that adheres to the safeguards and diversity to which a prudent investor of pension funds would normally adhere. Gerdau Ameristeel retains specialized consultant providers that advise and support the Investment Committee decisions and recommendations.

The asset mix policy will consider the principles of diversification and long-term investment goals, as well as liquidity requirements. In order to accomplish that, the target allocations for 2007 range between 65% to 75% in equity securities, 35% to 25% in debt securities.

The Company expects to contribute $34,800 to its pension plans in 2007.

The measurement date for the North American Plans is December 31.

13.3            Other Post-Retirement Benefits

The subsidiaries in North America currently provide specified health care benefits to retired employees. Employees who retire after a certain age with specified years of service become eligible for benefits under this unfunded plan. The Company has the right to modify or terminate these benefits.

The adjustments for SFAS 158 affected the Company’s Consolidated Balance Sheet as follows:

2006
Before Application of FAS 158
Accrued benefit liability	(102,926)
Adjustments
Accrued benefit liability	(7,750)
Accumulated other comprehensive income	7,750
After Application of FAS 158
Accrued benefit liability	(110,676)
Accumulated other comprehensive income	7,750

The components of net periodic pension cost for the post-retirement health benefits are as follows:

	2006	2005	2004

Service cost	2,026	1,450	1,133
Interest cost	4,485	2,736	2,153
Amoritzation of prior service cost	(348)	(329)	(212)
Amortizacion of net actuarial loss	458	98	30
Net post-retirement health expense	6,621	3,955	3,104

The following sets forth the funded status of the post-retirement health benefits:

	2006	2005
Plan assets at fair value	—	—
Projected benefit obligation	110,676	59,555
Funded status	(110,676)	(59,555)
Unrecognized prior service cost	—	(4,805)
Unrecognized net gains and losses	—	13,227
Accrued post-retirement health benefits recognized in the balance sheet	(110,676)	(51,133)

The amounts recognized in the Consolidated Balance Sheets are as follows:

Amounts recognized in the Consolidated Balance Sheets

	2006	2005
Accrued salaries, wages and employee benefits	(4,328)	—
Accrued benefefit obligations	(106,348)	(51,133)
Net liability reconized, end of year	(110,676)	(51,133)

The amounts recognized in accumulated other comprehensive income at December 31, 2006, as a result of the implementation of FAS 158, are follows:

2006
Prior service cost	(4,462)
Net acturial loss	12,212
7,750

The amounts in accumulated other comprehensive income expected to be recognized as a component of a net periodic benefit in 2007 as follows:

2007
Amortization of prior service cost	(344)
Amortization of net actuarial loss	378

Information for pension plans with an accumulated benefit obligation in excess of plan assets:

	2006	2005
Projected benefit obligation	110,676	59,555
Accumulated benefit obligation	110,676	59,555

Additional information required for post-retirement health benefits is as follows:

	2006	2005
Change in the projected benefit obligation
Projected benefit obligation at the beginning of the year	59,555	49,186
Aquisition of Sheffield	47,362	—
Service cost	2,026	1,450
Benefits paid	(4,015)	(2,228)
Interest cost	4,485	2,736
Plan participants’ contributions	1,036	923
Foreign exchange loss	(12)	1,191
Amendments	—	(2,107)
Actuarial loss	239	8,404
Projected benefit obligation at the end of the year	110,676	59,555

	2006	2005
Change in plan assets
Employer contribution	2,979	1,305
Plan participants’ contributions	1,036	923
Benefits and administrative expenses paid	(4,015)	(2,228)
Plan assets at the end of the year	—	—

The post-retirement health benefits were impacted by amendments that enhanced benefits paid. These costs were deferred and will be recognized during the average future service time of the participants.

Expected benefit payments
2007	4,698
2008	5,096
2009	5,429
2010	5,794
2011	6,119
2012 - 2015	35,497

Assumptions used in the accounting for the post-retirement health benefits were:

Weighted-average assumptions used to determine benefits obligations for the year:

	2006	2005
Discount rate	5.00% - 5.75%	5.00% - 5.75%

Weighted-average assumptions used to determine net periodic benefit costs for the year:

	2006	2005
Discount rate	5.00% - 5.75%	5.75% - 6.00%

	2006	2005
Health care - trend rate assumed for following year	8.50% - 11.00%	9.50% - 12.00%
Health care – Rate to which the cost is assumed to decline
(ultimate trend rate)	5.50%	5.50%
Year that the rate reaches the ultimate trend rate	2010 - 2013	2010 - 2013

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	1 Percentage	1 Percentage
	point increase	point decrease
Effect on total of service and interest cost	1,144	(897)
Effect on postretirement benefit obligation	16,799	(13,609)

14                      Short-term debt

Short-term debt consists of working capital loans and export advances, mainly denominated in U.S. dollars, with average interest rates of 7.32% per annum (p.a.) (2005 – ranging from 2.88% to 8.27% p.a.). Advances received against export commitments are obtained from commercial banks with a commitment that the products be exported.

GERDAU S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
for the years ended December 31, 2006, 2005 and 2004
(in thousands of U.S. Dollars, unless otherwise stated)

15                      Long-term debt and debentures

Long-term debt consisted of the following as of December 31:

	Weighted
	Annual Interest
	Rate % at	December 31,	December 31,
	December 31, 2006	2006	2005
Long-term debt, excluding debentures, denominated in Brazilian reais
Working capital	TJLP + 3.50%	50,532	53,029
Financing for investments	IGP - M + 8.50%	426,907	9,617
Financing for machinery	TJLP + 3.50%	321,119	326,868

Long-term debt, excluding debentures, denominated in foreign currencies
(a) Long-term debt of Gerdau, Gerdau Açominas, Gerdau Aços Longos, Gerdau Aços Especiais, Gerdau Comercial de Aços and Aços Villares:
Working capital (US$)	7.85%	107,872	62,340
Guaranteed Perpetual Senior Securities (US$)	8.88%	600,000	600,000
Financing for machinery and others (US$)	8.60%	867,817	342,387
Export Receivables Notes by Gerdau Açominas (US$)	7.34%	203,882	232,298
Advances on exports (US$)	5.90%	309,663	325,499
Financing for investments (US$)	10.80%	13,181	21,139

(b) Long-term debt of Sipar Aceros, Diaco, Sidelpa and Gerdau Aza S.A.
Financing for investments (US$)	4.94%	45,667	57,083
Working capital (Chilean pesos)	5.38%	3,483	213
Working capital (Colombian Pesos)	6.75%	1,134	22,436
Working capital (Argentinean Pesos)		—	54

(c) Long-term debt of Gerdau Ameristeel
Senior notes, net of original issue discount (US$)	10.375%	397,512	400,275
Senior Secured Credit Facility (Canadian dollar -Cdn$and US$)	6.55%	490
Industrial Revenue Bonds (US$)	3.61% to 6.38%	31,600	31,600
Other	6.25% to 8.25%	4,995	3,371

(d) Long-term debt of Corporación Sidenor
Working capital (Euros)	7.20%	304,835	—
		3,690,689	2,488,209
Less: current portion		(561,821)	(255,178)
Long-term debt, excluding debentures, less current portion		3,128,868	2,233,031

IGPM (Índice Geral de Preços – Mercado – “General Index Price – Market”): Brazilian inflation index, computed by Fundação Getúlio Vargas TJLP (Taxa de Juros de Longo Prazo – “Long term interest rate”): Interest rate set by the Brazilian Government used to index long term loans granted by BNDES — Banco Nacional de Desenvolvimento Econômico e Social.

Long-term debt matures in the following years:

2008	502,666
2009	500,920
2010	360,537
2011	256,538
After 2011	1,508,207
3,128,868

Long-term debt, excluding debentures, denominated in Brazilian reais

Long-term debt denominated in Brazilian reais is indexed for inflation using the TJLP rate set by the Government on a quarterly basis, or based on IGP-M.

Long-term debt, excluding debentures, denominated in foreign currencies

(a) Gerdau, Gerdau Açominas, Gerdau Aços Longos, Gerdau Aços Especiais, Gerdau Comercial de Aços and Aços Villares

The debt agreements entered into by the Company’s Brazilian subsidiaries contain covenants that require the maintenance of certain ratios, as calculated in accordance with the Company’s financial statements prepared in accordance with Brazilian GAAP. The covenants include several financial covenants including ratios on liquidity, total debt to EBITDA (earnings before interest, taxes, depreciation and amortization, as defined in the respective debt agreements), debt service coverage and interest coverage, amongst others. At December 31, 2006, the Company was in compliance with all of its debt covenants.

Export Receivables Notes issued by Gerdau Açominas

On September 5, 2003, Gerdau Acominas concluded a private placement of the first tranche of Export Notes in the amount of US$ 105,000. The Export Notes bear interest of 7.37% p.a., with final due date in July 2010, and have quarterly payments starting October 2005. On June 3, 2004 Gerdau Açominas S.A. also placed privately the second tranche for a notional amount of $128,000 of its Export Receivables Notes. This second tranche was placed with a final maturity of 8 years (April 2012) and interest of 7.321% p.a. The notes have a quarterly amortization starting in July 2006.

Guaranteed Perpetual Senior Securities

On September 15, 2005, Gerdau S.A. concluded a private placement of the US$ 600,000 8.875% interest bearing Guaranteed Perpetual Senior Securities. Such bonds are guaranteed by the following operating companies of Gerdau based in Brazil: Gerdau Açominas, Gerdau Aços Longos, Gerdau Aços Especiais and Gerdau Comercial de Aços. The bonds  do not have a stated  maturity date but should be redeemed by Gerdau S.A. in the event of certain specified events of default (as defined in the terms of the bonds) which are not fully under the control of the Company. The Company has a call option to redeem these bonds at any moment after 5 years of placement (September 2010). Interest payments are due on a quarterly basis, and each quarterly payment date is also a call date after September 2010.

(b) Sipar Aceros, Diaco, Sidelpa and Gerdau AZA

Most of debt in South America is related to financing for the acquisition of interests in Diaco and Sidelpa, denominated in US dollars and contracted with Banco de Chile. Such debt matures in 2010, and bears interest of Libor + 1.4% p.a..

(c) Gerdau Ameristeel Debt

On June 27, 2003, Gerdau Ameristeel refinanced its debt by issuing $405,000 aggregate principal 10-3/8% Senior Notes. The notes mature July 15, 2011 and were issued at 98% of face value. Gerdau Ameristeel’s first opportunity to call these Senior Notes is on July 15, 2007, at a redemption price of 105-3/8%.  Gerdau Ameristeel also entered into a new Senior Secured Credit Facility with a term of up to five years, which provides commitments of up to $350,000. The borrowings under the Senior Secured Credit Facility are secured by the subsidiary’s inventory and accounts receivable. The proceeds were used to repay existing indebtedness. On October 31, 2005, Gerdau Ameristeel completed a renegotiation of the Senior Securted Credit Facility. The significant changes from the existing agreement include an increase of commitments up to $650,000 and an extension of the term to October 31, 2010. At December 31, 2006 there was nothing drawn against this facility, and, based upon available collateral under the terms of the agreement, approximately $544,100 was available under the Senior Secured Credit Facility, net of $57,600 of outstanding letters of credit.

At the time Gerdau Ameristeel acquired Sheffield Steel, that subsidiary had $77,200 of outstanding bonds bearing interest at 11.375% due in 2011.  Under purchase accounting, the value of these bonds was increased to reflect their fair value which resulted in the recording of an increase in the recorded value of the bonds of approximately $88,500.  The Senior Secured Notes were governed by an Indenture and were secured by property, plant and equipment and a second priority interest in  the  receivables and  inventory  of  Sheffield  Steel.  Gerdau Ameristeel  has  redeemed these bonds under the terms of the Indenture during the third quarter of 2006 at a cost approximating the fair market value of the bonds.

The debt agreements contain covenants that require Gerdau Ameristeel to, among other things, maintain a minimum fixed charge coverage ratio, a specified minimum level of tangible shareholders equity, a minimum working capital ratio and limit the debt to equity ratio. In addition, if its business suffers a material adverse change or if other events of default under the loan agreements are triggered, then pursuant to cross default acceleration clauses, substantially all of the outstanding debt could become due and the underlying facilities could be terminated. At December 31, 2006, Gerdau Ameristeel was in compliance with all of its debt covenants.

(d) Lines of credit:

In October, 2005, Gerdau Açominas, Gerdau Aços Longos, Gerdau Aços Especiais and Gerdau Comercial de Aços have obtained a pre-approved line of credit from BNDES for the purchase of machinery and related expenses for a total amount of $420,954, bearing interest of TJLP+3% p.a. Amounts will be released as investments are made by the subsidiaries and they present to BNDES documentation supporting the investments made. At December 31, 2006, $171,202 were drawn against this facility. These contracts are guaranteed by INDAC.

On August, 2006, Gerdau Açominas have obtained an approval of a credit facility with BNDES in the total amount of $161,248 for the increase of production capacity of crude steel of its Ouro Branco mill, from the current total annual production of 3.0 million tons/year to 4.5 million tons/year, through investment in a new coke plant, sinter plant and a new blast furnace, and for the social projects to be conducted directly or in partnership with public or non-for-profit private institutions to assist local community. This credit facility bears interest of TJLP+2% p.a. Such contracts are guaranteed by INDAC and are also subject to some financial covenants based on financial information of Metalúrgica Gerdau. At December 31, 2006, $126,303 were drawn against this facility.

On November 3, 2006, the Company announced the conclusion, on November 1, 2006, of a Senior Liquidity Facility. This facility amounts to $400,000 and the borrower will be GTL Trade Finance Inc., with the guarantee of Gerdau S.A., and of its subsidiaries Gerdau Açominas, Gerdau Aços Longos , Gerdau Aços Especiais and Gerdau Comercial de Aços. The program has an availability period of 3 years, with 2 years for payment as from the date of each disbursement. The costs involve a facility fee amounting to 0.27% per year and interests, in the case disbursements are actually made, of Libor +0.30% to 0.40% per year. At December 31, 2006, nothing was drawn under this facility.

Gerdau Açominas also has available the following lines of credit:

•                  $240,000 from ABN AMRO Bank N.V. and The Bank of Tokyo-Mitsubishi and UFJ Bank Limited, guaranteed by Nippon Export and Investment Insurance (NEXI), maturing in 7 years, with 2 grace years and 5 years for repayment, bearing interest of Libor +0.5% p.a. This amount will be used in the expansion of the Ouro Branco industrial facility. At December 31, 2006, $240,000 were drawn against this facility.

•                  $267,000 from a consortium of banks leaded by Citibank, N.A, Tokyo Branch guaranteed by Nippon Export and Investment Insurance (NEXI), maturing in 10 years, with 2 grace years and 8 years for repayment, bearing interest of Libor +0.3% p.a. This amount will be used in the expansion of the Ouro Branco industrial facility. At  December 31, 2006, $155,000 were drawn against this facility.

•                  $69,000 from Export Development Canada, guaranteed by KFW Ipex Bank, maturing in 6 years, with 2 grace years and repayment in 4 years bearing interest of 7.22% p.a. At December 31, 2006, $45,000 were drawn against this facility.

•                  $201,000 from BNP Paribas – France (50%) and from Industrial and Commercial Bank of China (50%), guaranteed by SINOSURE (China Export & Credit Insurance Corporation), maturing in 12 years, with 3 grace years and 9 years for repayment bearing interest of 6.97% p.a. At December 31, 2006, $151,000 were drawn against this facility.

Gerdau AZA  has available the following lines of credit:

•                  $88,140 of lines for working capital, bearing interest of 5.76% p.a. At December 31, 2006, no amounts were withdrawn.

Gerdau Ameristeel has available the following lines of credit:

•                  $75,000 of a credit facility with KfW to provide financing for capital expenditures, expiring on November 30, 2008 and is secured by equipment purchased with the financing. At December 31, 2006, nothing was drawn on this facility.

Debentures

Debentures as of December 31, 2006  include five outstanding issuances of Gerdau and debentures issued by Aços Villares S.A. as follows:

	Issuance	Maturity	2006	2005
Debentures, denominated in Brazilian reais
Third series	1982	2011	57,782	68,490
Seventh series	1982	2012	18,121	32,024
Eighth series	1982	2013	110,225	100,164
Ninth series	1983	2014	77,167	67,723
Eleventh series	1990	2020	45,840	67,611
Aços Villares S.A.	2005	2010	143,424	—

Debentures, denominated in Canadian dollars
Gerdau Ameristeel’s convertible debentures	1997	2007	—	97,755

			452,559	433,767
Less: Debentures held by consolidated companies eliminated on consolidation			(7,908)	(18,396)
Total			444,651	415,371
Less: current portion (presented under Other current liabilities in the consolidated balance sheet)			(1,371)	(1,162)

Total debentures – long-term			443,280	414,209

(a) Debentures issued by Gerdau

Debentures are denominated in Brazilian reais and bear variable interest at a percentage of the CDI rate (Certificado de Depósito Interbancário, interbank interest rate). The annual average nominal interest rates were 15.03% and 18.99% during the years ended December 31, 2006 and 2005, respectively.

(b) Debentures issued by Aços Villares S.A.

Debentures issued by Aços Villares S.A. are denominated in Brazilian reais and bear variable interest at a percentage of 104.5% of the CDI rate, and mature in 5 years, with final date on September 1, 2010.

(c) Debentures issued by Gerdau Ameristeel Corp.

Gerdau Ameristeel had unsecured, subordinated convertible debentures in the principal amount of Cdn$125,000, which bore interest at 6.5% p.a., were scheduled to mature on April 30, 2007, and, at the holder’s option, were convertible into Gerdau Ameristeel shares at a conversion price of Cdn$26.25 per share. The debentures were redeemable, at Gerdau Ameristeel’s option, at par plus accrued interest, and Gerdau Ameristeel had the right to settle the principal amount by the issuance of common shares based on their market value at the time of redemption. In September 2006, Gerdau Ameristeel redeemed these convertible debentures for cash at par plus accrued interest for a total amount of $112,000. The Company recorded an interest charge of $5,600 to write off the remaining unamortized fair market value adjustment of these debentures.

16                      Commitments and contingencies

16.1            Tax and legal contingencies

The Company is party to claims with respect to certain taxes, civil and labor matters. Management believes, based in part on advice from legal counsel, that the provision for contingencies is sufficient to meet probable and reasonably estimable losses from unfavorable rulings, and that the ultimate resolution will not have a significant effect on the consolidated financial position as of December 31, 2006, although it may have a significant effect on future results of operations or cash flows.

The following table summarizes the contingent claims and related judicial deposits:

	Contingencies		Judicial deposits
Claims	2006	2005	2006	2005

Tax	134,038	103,345	59,642	52,548
Labor	43,866	21,155	12,330	9,179
Other	11,821	3,349	8,131	459
	189,725	127,849	80,103	62,186

Probable losses on tax matters, for which a provision was recorded

All contingencies described in the section below correspond to instances where the Company is challenging the legality of taxes and contributions. The description of the contingent losses includes a description of the tax or contribution being challenged, the current status of the litigation as well as the amount of the probable loss which has been provided as of December 31, 2006.

•                              Of the total provision, $38,386 relates to a provision recorded by the subsidiary Gerdau Açominas on demands made by the Federal Revenue Secretariat regarding Import Taxes, Taxes on Industrialized Products (“IPI – Imposto sobre Produtos Industrializados”) and related charges, due to transactions carried out under drawback concessions originally granted and afterwards annulled by DECEX (Foreign Operations Department). The Federal Revenue Secretariat claims these operations were not in conformity with the legislation. Management does not agree with the administrative decision which has annulled the drawback concession and believes all transactions were carried out under the terms of the law. The Company has presented an injunction on this issue in front of the Superior Court of Justice (“Superior Tribunal de Justiça – STJ”). On October 11, 2006, the STJ denied the injunction, and Gerdau Açominas appealed to the the Supreme Court (“Superior Tribunal Federal – STF”), the highest court in the country. This demand is currently awaiting designation of a responsible judge of the Court..

•                              $22,341 related to amounts for State Value Added Tax  (“Imposto Sobre Circulação de Mercadorias e Serviços” - ICMS), the majority of which is related to credit rights involving the Finance Secretary and the State Courts of First Instance in the state of Minas Gerais.

•                              $2,810 related to Social Contribution on Net Income (“Contribuição Social Sobre o Lucro”) (CSSL). The amounts refer to challenges of the constitutionality of the contribution in 1989, 1990 and 1992. Some proceedings are pending decision, most of them in the Superior Courts.

•                              $7,473 related to Corporate Income Tax (“Imposto Renda de Pessoa Jurídica - IRPJ), for which administrative appeals have been filed.

•                              $15,787 corresponds to contributions due to the social security authorities which are related to suits for annulment by the Company in progress in the Federal Court of First Instance in the state of Rio de Janeiro. The amount provided also refers to lawsuits questioning the position of the National Institute of Social Security (“Institutio Nacional da Seguridade Social” - INSS) in terms of charging INSS contributions on profit sharing payments made by the subsidiary Gerdau Açominas and several INSS assessments due to services contracted from third parties, in which the INSS accrued debts related to the last ten years and assessed Gerdau Açominas as jointly responsible. The assessments were reaffirmed by the INSS when challenged by the Company and are currently being challenged by Gerdau Açominas in annulment proceedings with deposit in court of the amount being discussed, since the Company understands that the right to set up part of the credits had expired, and that, in any event, the Company is not responsible.

•                              $15,833  related to the Emergency Capacity Charge (“Encargo de Capacidade Emergencial” – ECE), as well as $10,091 related to the Extraordinary Tariff Recomposition (“Recomposição Tarifária Extraordinária – RTE), which are charges included in the electric energy bills of the Company’s plants. According to the Company, these charges are of a tax nature and, as such, are incompatible with the National Tax System provided in the Federal Constitution. For this reason, the constitutionality of this charge is being challenged in court. The lawsuits are in progress in the Federal Justice of the First Instance of the states of São Paulo and Rio Grande do Sul, as well as in the Federal Regional Courts. The Company has fully deposited in court the amount of the disputed charges.

•                              The Company is also defending other taxes in the amount of $21,317 for which a provision has been made following advice from Company’s legal counsel

Possible losses on tax matters for which no provision was recorded

There are other contingent tax liabilities, for which the probability of losses are possible or remote and, therefore, are not recognized in the provision for contingencies. These claims are comprised by:

•                              The Company is defendant in debt foreclosures filed by the State of Minas Gerais to demand ICMS credits arising mainly from the sales of products to commercial exporters. The total amount of the processes is $15,807. The Company did not set up a provision for contingency in relation to these processes, since it considers this tax is not payable, because products for export are exempted from ICMS.

•                              The Company and its subsidiary Gerdau Açominas are defendants in tax foreclosures filed by the state of Minas Gerais, which demand ICMS credits on the export of semi-finished manufactured products. The total amount demanded is $135,596. The Company did not set up a provision for contingency in relation to these processes since it considers the tax as not payable, because the products do not fit in the definition of semi-finished manufactured products defined by the federal complementary law and, therefore, are not subject to ICMS.

•                              The Company has entered into Fiscal Recovering Program (“Programa de Recuperação Fiscal” – REFIS) on December 6, 2000, which allowed the Company to pay PIS and Cofins debts in 60 monthly installments. The final installment has been paid in May 31, 2005. There is a discussing still pending regarding the legality of compensation of $18,764 in credits acquired from third parties, which compensation was prohibited by the tax authorities.. Recently, after the Resolution of the Management Committee of REFIS that introduced that prohibition was revoked, the Company has obtained a favorable outcome on the judgement of an injuction presented. There is a  remaining balance being challenged amounting to $2,036; once certain outstanding issues identified in the administrative proceeding that the Company moves before the Management Committee of REFIS, the refinancing program will be finally extinguished.

Unrecognized contingent tax assets

Management believes the realization of certain contingent assets is possible. However, no amount has been recognized for these contingent tax assets that would only be recognized upon final realization of the gain:

•                              Among them is a court-ordered debt security issued in 1999 in favor of the Company by the state of Rio de Janeiro in the amount of $12,432 arising from an ordinary lawsuit regarding non-compliance with the Loan Agreement for Periodic Execution in Cash under the Special Industrial Development Program - PRODI. Due to the default by the State of Rio de Janeiro and the non-regulation of the Constitutional Amendment 30/00, which granted the government a ten-year moratorium for the payment of securities issued to cover court-order debt not related to food, the Company understands realization of this credit in 2006 or in the following years is only possible.

•                              The Company and its subsidiary Gerdau Açominas  and Margusa – Maranhão Gusa S.A. are claming recovery of IPI premium credits. Gerdau S.A. and its subsidiary Margusa – Maranhão Gusa S.A. have filed administrative appeals, which are pending judgment. With regard to the subsidiary Gerdau Açominas S.A., the claims were filed directly to the courts and a decision unfavorable to Gerdau Açominas was issued and has been appealed by Gerdau Açominas. The Company estimates a credit in the amount of $127,691. The credit is not recognized due to the uncertainty of the realization.

Labor contingencies

The Company is also defending labor proceedings, for which there is a provision as of December 31,2006 of $43,866. None of these lawsuits refers to individually significant amounts, and the lawsuits mainly involve claims due to overtime, health and risk premiums, among others. The balances of deposits in court related to labor contingencies, at December 31, 2006, totaled $4,857.

Other contingencies

The Company is also defending in court civil proceedings arising from the normal course of its operations and has accrued $11,821 for these claims. Escrow deposits related to these contingencies, at December 31, 2006, amount to $8,131.

Other contingent liabilities with remote or possible chances of loss, involving uncertainties as to their occurrence, and therefore, not included in the provision for contingencies, are comprised by:

•                              An antitrust process involving Gerdau S.A. related to the representation of two civil construction syndicates in the state of São Paulo that alleged that Gerdau S.A. and other long steel producers in Brazil divide customers among them, violating the antitrust legislation. After investigations carried out by the National Secretariat of Economic Law – (“Secretaria de Direito Econômico”- SDE) and based on public hearings, the SDE is of the opinion that a cartel existed. This conclusion was also supported by an earlier opinion of the Secretariat for Economic Monitoring (“Secretaria de Acompanhamento Econômico” – SEAE). The process was sent to the Administrative Council for Economic Defense – (“Conselho Administrativo de Defesa Econômica” – CADE), for judgment.

CADE judgment was putted on hold by an injunction obtained by Gerdau S.A., which aimed an annulment of the administrative process, due to formal irregularities included on it. This injunction was cancelled by appeals made by CADE and Federal Government, and CADE proceeded with the judgment. On September 23, 2005, CADE issued a rule condemning the Company and the other long steel producers, determining a fine of 7% of gross revenues less excise taxes of each company, based on the year before the starting of the process, due to cartel practices. The Company has appealed from this decision, and this appeal is still pending of judgment.

Nevertheless, the Company has proposed a judicial proceeding aiming to cancel the administrative process due to the above mentioned formal irregularities. If the Company is successful on this proceeding, the CADE decision can be annulled in the future.

On July 26, 2006, due to a reversal of decision terms pronounced by CADE, the Company appealed to the Justice using a new ordinary lawsuit which point out irregularities in the administrative procedures conducted by CADE. The federal judge designated for the analysis of the fact decided, on August, 30, 2006 to suspend the effect of CADE decision until a final decision is taken with respect to this judicial process and requested a guarantee through a stand-by letter amounting to 7% of gross revenue less taxes in 1999 (US$114,625). This ordinary lawsuit proceeds together with the injunction originally proposed on CADE.

Prior to CADE decision, the Federal Public Ministry of Minas Gerais (“Ministério Público Federal de Minas Gerais”) had presented a Public Civil Action, based on SDE opinion, without any new facts, accusing the Company of involvement in activities that breach antitrust laws. The Company has presented its defense on July 22, 2005

Gerdau S.A. denies having engaged in any type of anti-competitive behavior and understands, based on information available, including the opinion of its legal advisors, that the administrative process until now includes many irregularities, some of which are impossible to resolve. The Company believes it has not practiced any violation of anti-trust regulation, and based on opinion of its legal advisors believes in a reversion of this unfavorable outcome.

•                              There is a civil lawsuit filed against Gerdau Açominas , regarding the termination of a contract for the supply of slag and indemnities for losses and damages. The amount of the claim, at December 31, 2006 was approximately $17,417. Gerdau Açominas  contested all bases for the lawsuit and filed a counterclaim for the termination of the contract and indemnity for breach of contract. The judge declared the contract to be terminated, since such demand was common to both parties. With regards to the remaining discussion, the judge understood that both parties were at fault and judged unfounded the requests for indemnity. This decision was maintained by the Court of Civil Appeals of the state of Minas Gerais (CCPMG) and is based on expert evidence and interpretation of the contract. The process went to the High Court of Justice and returned to CCPMG for the judgment of the appeal. Gerdau Açominas  believes that a loss from the case is remote, since it understands that a change in the judgment is unlikely.

Insurance claim

A civil lawsuit was filed by Sul América Cia Nacional de Seguros on August 4, 2003 against Gerdau Açominas  and Banco Westdeustsche Landesbank Girozentrale, New York Branch (WestLB), for the payment of $16,082 which was deposited in court to settle an insurance claim made by Gerdau Açominas. The insurer pleads uncertainty in relation to whom payment should be made and alleges that the Company is resisting in receiving and settling it. The lawsuit was contested by both the bank (which claimed having no right over the amount deposited, solving the question raised by Sul América) and the Company (which claimed inexistence of uncertainty and justification to refuse the payment, since the amount owed by Sul América is higher than stated). After this pleading, Sul América claimed fault in the bank’s representation, and this matter is therefore already settled, which resulted collection by Gerdau Açominas in December 2004 of the amount deposited by the insurer. Gerdau Açominas has also claimed on a judicial proceeding the amount recognized by the insurers, previous to the civil lawsuit commented above. These proceedings are included in the main lawsuit, and the Company expects to be successful with this claim.

The civil lawsuits arise from the accident on March 23, 2002 with the blast furnace regenerators of the Presidente Arthur Bernardes mill, which resulted in stoppage of several activities, material damages to the steel mill equipment and loss of profits. The equipment, as well as loss of profits arising from the accident, was covered by an insurance policy. The report on the event, as well as the loss claim was filed with IRB - Brasil Resseguros S.A., and the Company received an advance of $28,999 during 2002.

In 2002, a preliminary estimate of indemnities related to the coverage of loss of profits and material damages, in the total amount of approximately $51,450, was recorded, based on the amount of fixed costs incurred during the period of partial stoppage of the steel mill and on the expenses incurred to recover the equipment temporarily. This estimate is close to the amount of the advance received, plus the amount proposed by the insurance company as a complement for settling the indemnity. Subsequently, new amounts were added to the discussion, as demonstrated in the Company’s appeal, although they were not accounted for as well as other costs to recover damage caused by the accident. When confirmed, those recoveries will be recorded in the financial statements. The suit meets with the engineering and accounting skills in progress, when the pointed value will be demonstrated judicially by the Company.

Based on the opinion of its legal advisors, management considers that losses from other contingencies are remote, and that eventual losses would not have a material adverse effect on the consolidated results of operations, consolidated financial position of the Company or its future cash flows.

16.2            Environmental liabilities

As Gerdau is involved in the manufacturing of steel, it produces and uses certain substances that may pose environmental hazards.  The principal hazardous waste generated by current and past operations is electric arc furnace (“EAF”) dust, a residual from the production of steel in electric arc furnaces.  Environmental legislation and regulation at both the federal and state level over EAF dust is subject to change, which may change the cost of compliance.  While EAF dust is generated in current production processes, such EAF dust is being collected, handled and disposed of in a manner that Gerdau believes meets all current federal, state and provincial environmental regulations. The costs of collection and disposal of EAF dust are expensed as operating costs when incurred.  In addition, its subsidiary has handled and disposed of EAF dust in other manners in previous years, and is responsible for the remediation of certain sites where such dust was generated and/or disposed.

In general, Gerdau Ameristeel’s estimate of remediation costs is based on its review of each site and the nature of the anticipated remediation activities to be undertaken.  Gerdau Ameristeel’s process for estimating such remediation costs includes determining for each site the expected remediation methods, and the estimated cost for each step of the remediation.  In such determinations, Gerdau Ameristeel may employ outside consultants and providers of such remedial services to assist in making such determinations.  Although the ultimate costs associated with the remediation are not known precisely, Gerdau Ameristeel estimated the present value of total remaining costs to be approximately $22,200 and $16,400 as of December 31, 2006 and 2005, respectively.  Of the $22,200 of costs recorded as a liability at December 31, 2006, Gerdau Ameristeel expects to pay approximately $12,200 during the year ended December 31, 2007.

Based on past use of certain technologies and remediation methods by third parties, evaluation of those technologies and methods by Gerdau Ameristeel’s consultants and third-party estimates of costs of remediation-related services provided to Gerdau Ameristeel of which Gerdau Ameristeel and its consultants are aware, Gerdau Ameristeel and its consultants believe that Gerdau Ameristeel’s cost estimates are reasonable.   Considering the uncertainties inherent in determining the costs associated with the clean-up of such contamination, including the time periods over which such costs must be paid, the extent of contribution by parties which are jointly and severally liable, and the nature and timing of payments to be made under cost sharing arrangements, there can be no assurance the ultimate costs of remediation may not differ from the estimated remediation costs.

In April 2001, Gerdau Ameristeel was notified by the Environmental Protection Agency (“EPA”), of an investigation that identifies Gerdau Ameristeel as a potential responsible party (“PRP”) in a Superfund Site in Pelham, Georgia. The Pelham site was a fertilizer manufacturer in operation from 1910 through 1992, lastly operated by Stoller Chemical Company, a now bankrupt corporation. The EPA filed suit under the Comprehensive Environmental Response, Compensation, and Liability Act (“CERCA”) with Gerdau Ameristeel named as a defendant seeking damages of $16,600. CERCA imposes joint and several strict liability in connection with environmental contamination. Gerdau Ameristeel is included in this action because Gerdau Ameristeel allegedly shipped EAF dust to this property. Gerdau Ameristeel previously accrued $1,600 in respect of this claim.  During the second quarter of 2006, Gerdau Ameristeel and the EPA reached an agreement in principle to settle this claim.  Pursuant to this proposed settlement, Gerdau Ameristeel agreed to pay the EPA a total of $7,250 to settle the claim and as a result, recorded an expense of $5,650 during the second quarter of 2006.  On August 15, 2006, Gerdau Ameristeel executed an agreement with the EPA to settle this claim.  Pursuant to the Settlement Agreement, Gerdau Ameristeel will pay the EPA a total of $7,250 to settle the claim.  The Settlement Agreement was subject to public comment, EPA approval and Court approval.  The EPA filed the Settlement Agreement with the Court on September 1, 2006.  The public comment period expired on October 8, 2006.  The EPA has indicated that it intends to move the Court shortly for approval of the Settlement Agreement.  Gerdau Ameristeel expects the Settlement Agreement to be approved by the Court in the First Quarter of 2007.

During 2006, Gerdau Açominas and Gerdau Aços Longos, brazilian subsidiaries of the Company, have evaluated 7 of its operating sites regarding potential environmental impacts caused by past operations. The Company has concluded that its past operations may have caused environmental damage, mainly due to use and disposal of hazardous substances, and may be required by legal authorities to remedy those environmental damages in the future. Based on assumptions of the extent of the potential damage caused and on the time of the remediation process, the Company has made estimates to determine the amounts involved on data collection, investigation and determination of the actual environmental impact of the areas potentially impacted by its operations. Such estimates amounts to $13,655, and were recorded under “Other non-current liabilities”. Those amounts may vary in the future, depending on the development of the research and finishing of the damage impact studies.

The Company believes to be in compliance with all the required environmental regulations on the countries which steel operations are conducted.

16.3            Other Claims

In the normal course of its business, various lawsuits and claims are brought against the Company. The Company vigorously contests any claim which it believes is without merit. Management believes that any claims will not have a material effect on the financial position, consolidated earnings or the cash flows of the Company.

16.4            Other Commitments

The Company has the following long-term contracts with suppliers:

Operations in Brazil

The agreements establish minimum quantities and maximum quantities to be supplied by the third parties and purchased by us for iron ore, coal, energy (electricity and gas) and industrial gases.

Purchase price is determined as follows: (i) prices are adjusted on an annual basis by the supplier of iron ore and coal based on changes in prices in the international markets, (ii) electricity prices are set by the electric energy regulator for contracts in plants where we are “Captive consumers” as defined for electric regulatory purposes (ii) energy prices have been originally negotiated between Gerdau and the electricity generator company and annually adjusted based on contractual indexes in plants where we are “Free Consumers”, (iii) gas prices are established by the gas regulator for natural gas purchased,  and (iv) industrial gas prices have been originally negotiated between Gerdau and the supplier and adjusted on an annual basis based on a contractually agreed formula based on price indexes. Under current regulatory rules the Company may choose to change the electric generator company and the gas distribution company once the term of the existing agreements expire.

Operations in North America

Most of the Company’s minimill in North America have long-term supply contracts with either major utilities or energy suppliers. The electric supply contracts typically have two components: a firm portion and an interruptible portion. The firm portion supplies a base load for the rolling mill and auxiliary operations. The interruptible portion supplies the electric arc furnace power demand, which represents the majority of the total electric demand and, for the most part, is based on spot market prices of electricity.

16.5          Operating leases

Gerdau Ameristeel leases certain equipment and real property in North America under non-cancelable operating leases. Aggregate future minimum payments under these leases are as follows:

Year Ending December 31,	Amount
2007	12,994
2008	10,391
2009	8,466
2010	7,476
2011	7,201
Thereafter	27,115
73,643

Rent expense related to operating leases was $30,200 and $26,400 for the years ended December 31, 2006 and 2005, respectively.

Certain of the operating lease commitments of the former Co-Steel entities were at lease rates in excess of fair value as of the acquisition date.  Accordingly, a purchase accounting liability was recorded by the Company for the present value of the unfavorable lease commitments.

16.6              Vendor financing

Gerdau Açominas and Gerdau Comercial de Aços provides guarantees to Banco Gerdau S.A. that finance sales to selected customers. These sales are recognized at the time the products are delivered. Under the vendor program, the Company is the secondary obligor to the bank. At December 31, 2006 and 2005 customer guarantees provided by the company totaled $9,399 and $5,327 respectively. Since Banco Gerdau S.A., Gerdau Açominas and Gerdau Comercial de Aços are under the common control of MG, this guarantee is not covered by the recognition provisions of FASB Interpretation No 45 (“FIN 45”).

17                      Shareholders’ equity

17.1            Share capital

As of December 31, 2006, 231,607,008 shares of Common stock and 435,986,042 shares of Preferred stock had been issued. The share capital of the Company is comprised of Common shares and Preferred shares, all without par value. The authorized capital of the Company is comprised of 400,000,000 Common shares and 800,000,000 Preferred shares. Only the Common shares are entitled to vote. There are no redemption provisions associated with the Preferred shares.  The Preferred shares have preferences in respect of the proceeds on liquidation of the Company.

At a meeting of shareholders held on March 31, 2006, shareholders approved a bonus to both common and preferred shareholders of 50 shares per 100 shares held with the stock bonus made effective on April 12, 2006. On the same date the Company increased capital with capitalization of reserves, in the total amount of $1,220,231 ($796,898 for preferred shares and $423,333 for common shares). Preferred shares and common shares resulting from the capitalization were issued through the stock bonus referred above.

At December 31, 2006, the Company held in treasury 5,103,345 preferred shares at a cost of $46,010 (3,045,695 preferred shares at cost of $21,951 in December 31, 2005 and 2,539,800 preferred shares at cost of $15,256 in December 31, 2004).

The following sets forth the changes in the number of the Gerdau’s shares from January 1, 2004 through December 31, 2006:

	Common Shares	Preferred Shares	Treasury Stock - Preferred

Balances as of January 01, 2004	51,468,224	96,885,787	345,000
Shares issued as a result of stock bonus	51,468,224	96,885,787	345,000
Acquisition of treasury stock	—	—	883,200

Balances as of December 31, 2004	102,936,448	193,771,574	1,573,200
Shares issued as a result of stock bonus	51,468,224	96,885,787	786,600
Acquisition of treasury stock	—	—	740,200
Employee stock options exercised	—	—	(54,305)

Balances as of December 31, 2005	154,404,672	290,657,361	3,045,695
Shares issued as a result of stock bonus	77,202,336	145,328,681	1,522,850
Acquisition of treasury stock	—	—	2,358,700
Employee stock options exercised	—	—	(1,823,900)

Balances as of December 31, 2006	231,607,008	435,986,042	5,103,345

17.2            Legal reserve

Under Brazilian law, Gerdau is required to transfer up to 5% of annual net income, determined in accordance with Brazilian Corporate Law and based on the statutory financial statements prepared under Brazilian GAAP, to a legal reserve until such reserve equals 20% of paid-in capital. The legal reserve may be utilized to increase capital or to absorb losses, but cannot be used for dividend purposes.

17.3            Statutory reserve

The Board of Directors may propose to the shareholders to transfer at least 5% of net income for each year to a statutory reserve (Reserva de Investimentos e Capital de Giro – Reserve for investments and working capital). The reserve will be created only if it does not affect minimum dividend requirements and its balance may not exceed the amount of paid in-capital. The reserve may be used for absorbing losses, if necessary, for capitalization, for payment of dividends or to repurchase shares.

On April 12, 2006, an amount of R$2,603,484 thousand (equivalent to $1,009,319  at the exchange rate of April 12, 2006) recorded as of December 31, 2005 as part of a statutory reserve within Retained earnings was capitalized.

On April 11, 2005, an amount of R$1,735,657 thousand (equivalent to $673,178 at the exchange rate of April 11, 2005), recorded as of December 31, 2004 as part of a statutory reserve within Retained earnings was capitalized.

On April 29, 2004 an amount of R$1,735,656 thousand (equivalent to $556,603 at the exchange rate of April 29, 2004) recorded as of December 31, 2003 as part of the statutory reserve within Retained earnings was capitalized by resolution adopted in the shareholders meeting held that day.

17.4            Dividends

Brazilian law permits the payment of cash dividends from retained earnings calculated in accordance with the provisions of the Brazilian Corporate Law and as presented in the statutory accounting records. As of December 31, 2006, retained earnings in the statutory accounting records correspond to the balance of the statutory reserve described in Note 17.3 above which amounts in the statutory records of the Gerdau to $808,144 (translated at the year-end exchange rate).

Aggregate dividends paid and declared and interest on capital paid by Gerdau are as follows:

	2006	2005	2004
Common shares	135,747	155,882	67,725
Preferred shares	253,339	290,930	126,453
Total	389,086	446,812	194,178

18                      Accounting for income taxes

18.1            Analysis of income tax expense

Income tax payable is calculated as required by the tax laws of the countries in which Gerdau and its subsidiaries operate.

	2006	2005	2004
Current tax (benefit) expense:
Brazil	207,595	204,773	214,050
United States	199,473	125,717	101,381
Canada	(2,290)	1,099	1,216
Spain	302	—	—
Chile	13,644	10,026	15,352
Colombia	13,917	1,874	—
Other countries	9,375	4,056	(2,770)
	442,016	347,545	329,229
Deferred tax (benefit) expense:
Brazil	15,051	97,818	61,050
United States	(6,224)	15,385	(4,870)
Canada	6,870	1,871	12,333
Spain	(12,990)	—	—
Chile	(5,650)	6,964	—
Colombia	3,637	4,998	—
Other Countries	(3,809)	(9,286)	8,938
	(3,115)	117,750	77,451
Income tax expense	438,901	465,295	406,680

18.2            Income tax reconciliation

A reconciliation of the income taxes in the statement of income to the income taxes calculated at the Brazilian statutory rates follows:

	2006	2005	2004
Income before taxes and minority interest	2,361,727	1,761,725	1,722,065
Brazilian composite statutory income tax rate	34%	34%	34%
Income tax at Brazilian income tax rate	802,987	598,987	585,502
Reconciling items:
Foreign income having different statutory rates	(76,590)	11,388	8,266
Non-deductible expenses net of non-taxable income	(27,116)	(3,223)	(2,717)
Changes in valuation allowance	2,316	3,570	(84,337)
Defered tax asset valuation adjustment	—	—	(48,563)
Benefit of deductible interest on equity paid to shareholders	(75,360)	(1,231)	(37,866)
Tax deductible goodwill recorded on statutory books	(128,667)	(76,664)	—
Tax credits obtained in the Spanish subsidiaries	(38,703)	—	—
Tax exempt income in North America	(25,024)	(24,520)	(16,679)
Other, net	5,058	(43,012)	3,074
Income tax expense	438,901	465,295	406,680

18.3            Tax rates

Tax rates in the principal geographical areas in which the Company operates are presented below. Rates for Argentina,  Colombia, Peru and Spain are presented only for the years when companies located in those countries have been consolidated by the Company:

	2006	2005	2004
Brazil
Federal income tax	25.00%	25.00%	25.00%
Social contribution tax	9.00%	9.00%	9.00%
Composite federal income tax rate	34.00%	34.00%	34.00%

United States
Composite federal and state income tax (approximate)	39.00%	39.00%	39.00%

Canadá
Federal income tax	22.12%	22.12%	22.12%
Provincial rate (approximate)	12.00%	12.00%	12.00%
Composite income tax rate	34.12%	34.12%	34.12%

Chile
Federal income tax	17.00%	17.00%	17.00%

Argentina
Federal income tax	35.00%	35.00%

Colombia
Federal income tax	38.50%	35.00%

Peru
Federal income tax	30.00%

Spain
Federal income tax	32.60%

18.4          Analysis of tax balances

The composition of the deferred tax assets and deferred tax liabilities are presented below. Current assets and liabilities and non current assets and liabilities in the table below are presented net of each tax paying entity.

	2006	2005
Deferred tax assets
Property plant and equipment	176,505	144,019
Net operating loss carryforwards	98,446	130,167
Valuation allowance on net operating loss carryforwards	(41,866)	(39,550)
Accrued pension costs	112,290	19,245
Accounting provisions not currently deductible	139,154	67,463
Other	33,408	19,490
Gross deferred income tax assets	517,937	340,834

	2006	2005
Deferred tax liabilities
Exchange gains taxable on a cash basis	34,826	27,381
Deferred income not currently taxable	30,682	38,469
Accrued pension liabilities	82,763	—
Property plant and equipment	571,502	205,451
Gross deferred income tax liabilities	719,773	271,301

Net deferred tax liabilities / (assets)	201,836	(69,533)

	2006	2005
Deferred tax balances
Deferred tax assets - current	51,730	34,183
Deferred tax assets - non-current	187,710	181,712
	239,440	215,895

Deferred tax liabilities - current	25,230	4,680
Deferred tax liabilities - non-current	416,046	141,682
	441,276	146,362

As of December 31, 2006, the Company has total loss carryforwards for its operations in Brazil amounting to $158,849 for income tax and to $131,610 for social contribution, representing a deferred tax asset of $ 51,558. The Company believes it is more likely than not that tax loss carryforwards will be realized based on future taxable income from operations, except for a portion of $35,980, which was provided for a valuation allowance, due to lack of tax planning for use of those carryforwards losses existing in a Brazilian holding company Those carryforward losses do not have a final expiry date.

As of December 31, 2006, Gerdau Ameristeel recognized deferred tax assets for tax loss carryforwards amounting to $ 46,888. Gerdau Ameristeel had as of such date a combined non-capital loss carryforwards of approximately $80,900 for Canadian tax purposes that expires on various dates between 2009 and 2026. Gerdau Ameristeel also had a combined net operating loss carryforwards of approximately $92,800 for U.S. federal and state income tax purpose that expires on various dates between 2010 and 2020. The Company believes its Canadian operations net deferred tax asset at December 31, 2006 of $12,900 is more likely than not to be realized based on the combination of future taxable income from operations and various tax planning strategies that will be implemented, if necessary. During 2006 and 2005, Gerdau Ameristeel recorded a valuation allowance of $2,316 and $3,570, respectively, against certain tax state tax loss carryforwards and recycling credits because management determined that is more likely than not these deferred tax assets would not be realized.

Some of the NOL carryforwards are subject to annual limitations as outlined in Internal Revenue Code (IRC) S. 382 and IRC S. 1502, Separate Return Limitation Year provisions. Gerdau Ameristeel believes it is more likely than not that it will be able to realize the benefit of these losses subject to the annual limitations and, therefore, no valuation reserve has been recorded.

19                      Earnings per share (EPS)

Pursuant to SFAS No. 128, the following tables reconcile net income to the amounts used to calculate basic and diluted EPS. All computations of EPS presented below have been retroactively adjusted to reflect a stock bonus of 50 shares per 100 shares held approved on March 31, 2006 (See Note 17.1).

Year ended December 31, 2006

	Common	Preferred	Total
	(in thousands, except share and per share data)
Basic numerator
Dividends (interest on equity) declared	135,747	253,339	389,086
Allocated undistributed earnings	392,401	732,321	1,124,722

Allocated net income available to Common and Preferred shareholders	528,148	985,660	1,513,808

Basic denominator
Weighted-average outstanding shares after deducting the average treasury shares (Note 17.1) and stock bonus (Note 17.1)	231,607,008	432,238,895

Earnings per share (in US$) – Basic	2.28	2.28

Diluted numerator
Allocated net income available to Common and Preferred
shareholders
Net income allocated to preferred shareholders	985,660
Add:
Adjustment to net income allocated to preferred shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of options granted to acquire stock of Gerdau, option to settle in shares the purchase price of an additional interest in Diaco and option granted to minority shareholders of Sipar to sell their shares to Gerdau	7,025
992,685

Net income allocated to common shareholders	528,148
Less:
Adjustment to net income allocated to common shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of options granted to acquire stock of Gerdau, option to settle in shares the purchase price of an additional interest in Diaco and option granted to minority shareholders of Sipar to sell their shares to Gerdau	(7,025)
521,123

Diluted denominator
Weighted - average number of shares outstanding
Common Shares	231,607,008
Preferred Shares
Weighted-average number of preferred shares outstanding	432,238,895
Potential increase in number of preferred shares outstanding in respect of stock option plan	1,551,118
Potential issuable preferred shares with respect to option to settle additional acquisiton of Diaco in shares of the Company (Note 4.8)	4,212,371
Option granted to minority shareholders of Sipar to sell their shares to Gerdau (Note 4.9)	1,238,621
Total	439,241,004

Earnings per share – Diluted (Common and Preferred Shares)	2.26

Year ended December 31, 2005

	Common	Preferred	Total
	(in thousands, except share and per share data)
Basic numerator
Dividends (interest on equity) declared	155,882	290,930	446,812
Allocated undistributed earnings	234,027	436,682	670,709

Allocated net income available to Common and Preferred shareholders	389,909	727,612	1,117,521

Basic denominator
Weighted-average outstanding shares after deducting the average treasury shares (Note 17.1) and stock bonus (Note 17.1)	231,607,008	432,165,971
Earnings per share (in US$) – Basic	1.68	1.68

Diluted numerator
Allocated net income available to Common and Preferred
shareholders
Net income allocated to preferred shareholders	727,612
Add:
Adjustment to net income allocated to preferred shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of options granted to acquire stock of Gerdau, option to settle in shares the purchase price of an additional interest in Diaco and option granted to minority shareholders of Sipar to sell their shares to Gerdau	2,138
729,750

Net income allocated to common shareholders	389,909
Less:
Adjustment to net income allocated to common shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of options granted to acquire stock of Gerdau, option to settle in shares the purchase price of an additional interest in Diaco and option granted to minority shareholders of Sipar to selltheir shares to Gerdau	(2,138)
387,771

Diluted denominator
Weighted - average number of shares outstanding
Common Shares	231,607,008
Preferred Shares
Weighted-average number of preferred shares outstanding	432,165,971
Potential increase in number of preferred shares outstanding in respect of stock option plan	2,265,290
Potential issuable preferred shares with respect to option to settle acquisition of additional interest in Diaco in shares of the Company (Note 4.8)	890,420
Option granted to minority shareholders of Sipar to sell their shares to Gerdau (Note 4.9)	533,371
Total	435,855,052

Earnings per share – Diluted (Common and Preferred Shares)	1.67

Year ended December 31, 2004

	Common	Preferred	Total
	(in thousands, except share and per share data)
Basic numerator
Dividends (interest on equity) declared	67,725	126,453	194,178
Allocated undistributed earnings	336,224	627,956	964,180

Allocated net income available to Common and Preferred shareholders	403,949	754,409	1,158,358

Basic denominator
Weighted-average outstanding shares after deducting the average treasury shares (Note 17.1) and stock bonus (Note 27)	231,607,008	432,564,935

Earnings per share (in US$) – Basic	1.74	1.74

Diluted numerator
Allocated net income available to Common and Preferred
shareholders
Net income allocated to preferred shareholders	754,409
Add:
Adjustment to net income allocated to preferred shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of options granted to acquire stock of Gerdau	1,344
755,753

Net income allocated to common shareholders	403,949
Less:
Adjustment to net income allocated to common shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of option granted to acquire stock of Gerdau	(1,344)
402,605

Diluted denominator
Weighted - average number of shares outstanding
Common Shares	231,607,008
Preferred Shares
Weighted-average number of preferred shares outstanding	432,564,935
Potential increase in number of preferred shares outstanding in respect of stock option plan	2,198,513
Total	434,763,448

Earnings per share – Diluted (Common and Preferred Shares)	1.74

20                      Fair value of financial instruments

Pursuant to SFAS No. 107, “Disclosures About Fair Value of Financial Instruments”, the Company is required to disclose the fair value of financial instruments, including off-balance sheet financial instruments, when fair values can be reasonably estimated.

The fair value of the Senior Notes issued by Gerdau Ameristeel was $437,679 and $448,538 as of December 31, 2006 and 2005. Fair values of debt issued by Gerdau Ameristeel were estimated based on quoted market prices from the trading desk of an investment bank.

The fair value of Guaranteed Perpetual Senior Securities issued by Gerdau S.A. was $642,750 and $615,000 as of December 31, 2006 and 2005, based on quotations in the secondary market for this security.

The fair value of short-term investments classified as “Held to Maturity” was $140,960 as of December 31, 2006, and was determined using present values techniques applying the year-end market interest rates.

Short-term investments classified as “Trading” and “Available for Sale” are recorded at fair value as of December 31, 2006 and 2005.

Derivative instruments are recorded at fair value as of December 31, 2006.

The Company’s estimate of the fair value of the other financial instruments, which include receivables, accounts payable and long-term debt, approximates the carrying value.

21                      Derivative instruments

The use of derivatives by the Company is limited. Derivative instruments are used to manage clearly identifiable foreign exchange and interest rate risks arising out of the normal course of business.

Gerdau and Gerdau Açominas

As part of its normal business operations, Gerdau and Gerdau Açominas have obtained U.S. dollar denominated debt at fixed rates which exposes them to market risk from changes in foreign exchange and interest rates. Changes in the rate of the Brazilian real against the U.S. dollar expose Gerdau and Gerdau Açominas to foreign exchange gains and losses which are recognized in the statement of income and also to changes in the amount of Brazilian reais necessary to pay such U.S. dollar denominated debt. Changes in interest rates on their fixed rate debt expose Gerdau and Gerdau Açominas to changes in fair value on its debt. In order to manage such risks, Gerdau and Gerdau Açominas used to enter into derivative instruments, primarily cross-currency interest rate swap contracts, but also interest rate swaps. Under the swap contracts Gerdau and Gerdau Açominas have the right to receive on maturity United States dollars plus accrued interest at a fixed rate and have the obligation to pay Brazilian reais at a variable rate based on the CDI rate.

Although such instruments mitigate the foreign exchange and interest rate risks, they do not necessarily eliminate them. The Company generally does not hold derivative instruments for trading purposes.

All swaps have been recorded at fair value and realized and unrealized losses are presented in the consolidated statement of income under “Gain (losses) on derivatives, net”.

No cross-currency interest rate swaps are outstanding as of December 31, 2006. The notional amount of such cross-currency interest rate swaps amounted $7,902 as of December 31, 2005, with remaining mature dates between January 2006 and March 2006. Interest rate payable was between 85.55% to 92.80% of CDI of December 31, 2005. There are no unrealized gains on swaps outstanding and unrealized losses amount to $6,786 as of December 31, 2005.

Gerdau Açominas also entered into interest rate swaps where it receives a fixed interest rate in U.S. dollars and pays a variable interest rate based on LIBOR. The agreements have a notional value of $323,125 and expiration date between November 2008 and November 2011. The aggregate fair value of this interest rate swap, which represents the amount that would be received if the agreements were terminated at December 31, 2006, is a gain of approximately $4,826 (gain of $2,233 at December 31, 2005).

Gerdau Açominas also entered on a reverse swap where it receives a variable amount of interest based on JIBOR in japanese yens, and pays a fixed interest rate in US dollars, with a notional amount of $267,000. This swap has a final maturity date on September 14, 2016. The aggregate fair value of this swap, which represents the amount that would be paid if the agreements were terminated at December 31, 2006 is a loss of approximately $8,363 (no unrealized loss as of December 31, 2005).

Gerdau Açominas also entered on a swap where it receives a fixed interest rate in US dollars and pays a variable interest rate based on JIBOR in japanese yens, with a notional amount of $111,000. These swaps have a final maturity date between November 16, 2006 and November 16, 2007. The aggregate fair value of these swaps, which represents the amount that would be received if the agreements were terminated at December 31, 2006 is a gain of approximately $1,797.

Gerdau Aços Longos Brasil entered on a swap where it receives a variable amount of interest based on CDI rate, and pays a fixed interest based on Referential rate, with a notional amount of $91,207. This swap has a final maturity date on April 12, 2007.. The aggregate fair value of this interest rate swap, which represents the amount that would be received if the agreements were terminated at December 31, 2006, is a gain of approximately $279.

GTL Equity Investments Corp. entered on a swap where it receives an amount of interest based on defined fixed rates, and pays a variable interest rate based on LIBOR, with a notional amount of $30,000. These swaps have a final maturity date between May 22, 2007 and October 11, 2007. Additionally, it contracted cross-currency put options between Brazilian reais and US dollars  amounting $2,605, with final maturity date between Apr 02, 2007 and September 12, 2007. The aggregate fair value of these swaps and put options, which represents the amount that would be received if the agreements were terminated at December 31, 2006 is a gain of approximately $2,564.

Operations in South America

The Company has granted options to the minority shareholders of Sipar Aceros S.A. as part of the purchase agreements of that company by which those shareholders may sell their shares in Sipar Aceros S.A. and settlement can be made (at the option of the Company or of the shareholders depending on the agreement) either in cash or in shares of Gerdau . Such options are accounted for at its estimated fair value, in the amount of $1,512 as of December 31, 2006, under Other long term liabilities ($5,818 as of December 31, 2005). The Company has a commitment to acquire an additional interest in Diaco which can be settled at the option of the counterparty either in cash or in shares of Gerdau; such commitment is, accounted for at its estimated fair value, in the amount of $62,164, recorded under Other long term assets ($7,529 as of December 31, 2005).

Gerdau Ameristeel

In order to reduce its exposure to changes in the fair value of its Senior Notes, Gerdau Ameristeel entered into interest rate swaps subsequent to the refinancing of its debt.  The agreements have a notional value of $200,000 and expiration dates of July 15, 2011. Gerdau Ameristeel receives a fixed interest rate and pays a variable interest rate based on LIBOR. The aggregate mark-to-market (fair value) of the interest rate agreements, which represents the amount that would be paid if the agreements were terminated at December 31, 2006, was approximately $9,500 (December 31, 2005 - $1,170).

22                      Concentration of credit risks

The company Company’s principal business is the production and sale of long ordinary steel products, including crude steel, long rolled products, such as merchant bars and concrete reinforcing bars used in the construction industry; drawn products, such as wires and meshes; and long specialty steel products, such as tool steel and stainless steel. Approximately 98% of the Company’s sales during 2006 were made to civil construction and manufacturing customers.

Approximately 45.2% of the Company’s consolidated sales are to domestic Brazilian companies, 37.7% to customers in the United States and Canada and the remainder split between export sales from Brazil and sales by its subsidiaries located in other countries.

No single customer of the Company accounted for more than 10% of net sales, and no single supplier accounted for more than 10% of purchases in any of the years presented. Historically, the Company has not experienced significant losses on trade receivables.

23                      Segment information

The Gerdau Executive Committee, which is comprised of the most senior officers of the Company including the President of the Gerdau Executive Committee, which is also the Chairman of the Board of Directors, is responsible for managing of the business.

The Company’s’ reportable segments under SFAS No. 131 “Disclosures About Segments of an Enterprise and Related Information” correspond to the business units through which the Gerdau Executive Committee manages its operations: long steel products in Brazil, specialty steel products in Braziland in Europe, Açominas (corresponding to the operations of the former Açominas carried out through the mill located in Ouro Branco, Minas Gerais), South America (which excludes the operations in Brazil) and North America.

The identifiable assets are trade accounts receivable, inventories and property, plant and equipment.

	Year-end December 31, 2006
								Total as per
		Açominas Ouro		South America	North		Adjustments and	financial
	Long Brazil	Branco	Specialty Steel	(except Brazil)	America	Total	reconciliations	statements

Net sales	2,861,214	1,435,394	1,133,125	1,088,325	5,020,794	11,538,852	305,378	11,844,230
Financial income (expenses), net	177,475	54,611	(34,663)	1,850	(48,789)	150,484	(3,068)	147,416
Net income	769,719	200,045	149,081	135,428	379,165	1,633,438	(119,630)	1,513,808
Capital expenditures	286,722	380,881	541,832	254,562	537,574	2,001,571	(318,713)	1,682,858
Depreciation and amortization	109,469	138,950	47,255	34,902	142,494	473,070	31,058	504,128
Identifiable assets	1,964,106	2,117,343	979,195	940,275	2,574,244	8,575,163	1,079,764	9,654,927

	Year-end December 31, 2005
								Total as per
		Açominas Ouro		South America	North		Adjustments and	financial
	Long Brazil	Branco	Specialty Steel	(except Brazil)	America	Total	reconciliations	statements

Net sales	2,668,631	1,145,417	457,143	510,142	4,295,332	9,076,665	(182,233)	8,894,432
Financial income (expenses), net	89,743	(42,949)	3,534	(9,756)	(53,352)	(12,780)	25,366	12,586
Net income	671,088	210,837	140,754	71,063	292,698	1,386,440	(268,919)	1,117,521
Capital expenditures	280,662	224,156	33,506	153,402	135,864	827,590	(50,826)	776,764
Depreciation and amortization	105,346	116,375	12,456	18,404	105,691	358,272	(56,510)	301,762
Identifiable assets	1,690,399	1,595,770	230,041	576,361	2,218,335	6,310,906	(350,957)	5,959,949

	Year-end December 31, 2004
								Total as per
		Açominas Ouro		South America	North		Adjustments and	financial
	Long Brazil	Branco	Specialty Steel	(except Brazil)	America	Total	reconciliations	statements

Net sales	2,432,320	997,119	328,759	287,773	3,336,964	7,382,935	(430,786)	6,952,149
Financial expenses, net	(36,997)	31,266	3,490	1,692	66,894	66,345	(15,528)	50,817
Net income	360,933	340,112	114,332	65,642	337,669	1,218,688	(60,330)	1,158,358
Capital expenditures	230,477	100,155	13,672	10,310	435,752	790,366	(33,659)	756,707
Depreciation and amortization	78,629	100,101	10,134	10,643	89,321	288,828	(19,606)	269,222
Identifiable assets	1,475,305	1,311,979	174,190	251,790	2,309,948	5,523,212	(303,409)	5,219,803

The segment information above has been prepared under Brazilian GAAP, which is the basis of presentation used for internal decision making. Corporate activities performed for the benefit of the Group as a whole are not separately presented and are included as part of the information of Long Brazil.

The Adjustments and Reconciliations column include the effects of differences between the criteria followed under Brazilian GAAP and the criteria followed in the consolidated financial statements. The differences that have the most significant effects are:

•                                          Segment information includes data from the join ventures Gallatin Steel Company, Bradley Steel Processors and MRM Guide Rail on a proportional consolidation basis, companies that are not included in the consolidated financial statements.

•                                          Net sales are presented net of freight costs, while freight costs are presented as part of Cost of sales in the consolidated financial statements.

•                                          Identifiable assets and depreciation and amortization in the segment information include property, plant and equipment which are presented on the basis of historical costs of acquisition, while in the consolidated financial statements they include the effects of property, plant and equipment acquired in business combinations at fair value.

•                                          Derivative financial instruments are not fair valued in the segment information while they are recognized at fair value in the consolidated financial statements.

•                                          Exchange gain and losses resulting from the translation of financial information of subsidiaries outside Brazil are recognized in income in the segment information while such effects are recognized directly in equity in the consolidated financial statements if the functional currency of the subsidiary is other than the Brazilian reais.

•                                          As from the year 2006, the Company also presents in the column “Adjustment and reconciliation” the eliminations of intersegment sales , considering the increased level observed in intersegment sales has increased during this year. Intersegment sales in prior years were immaterial

Geographic information about the Company, prepared following the same basis as the financial statements, is as follows with revenues classified by the geographic region from where the products have been shipped:

	Year ended December 31, 2006
		South America	North
	Brazil	(except Brazil)	America	Europe	Total

Net sales	5,354,214	1,073,060	4,464,188	952,768	11,844,230
Long lived assets	3,886,733	347,733	1,539,524	762,295	6,536,285

	Year ended December 31, 2005
		South America	North
	Brazil	(except Brazil)	America	Total

Net sales	4,483,895	513,394	3,897,143	8,894,432
Long lived assets	2,325,507	245,073	1,283,856	3,854,436

	Year ended December 31, 2004
		South America	North
	Brazil	(except Brazil)	America	Total

Net sales	3,623,046	319,248	3,009,855	6,952,149
Long lived assets	1,762,517	163,233	1,220,321	3,146,071

Long lived assets include property, plant and equipment, equity investments, investments at cost and goodwill.

No information is presented for breakdown of revenue by major products as such information is not maintained on a consolidated basis by the Company, which has such information only in volume.

24                      Valuation and qualifying accounts

Year ended December 31, 2006

			Amounts recorded on Income Statement
	Balance at				Effect of
	beginning of		Charges to cost		exchange rate	Business	Balances at end
Description	year	Write-offs	and expense	Reversals	changes (a)	Combinations	of year
Provisions offset against assets balances:
Allowance for doubtful accounts	34,504	(10,087)	8,968	(1,315)	2,537	672	35,278
Valuation allowance on deferred income tax assets	39,550	—	3,207	(891)	—	—	41,866

Reserves:
Provision for contingencies	127,849	—	16,305	(8,395)	14,703	39,263	189,725

Year ended December 31, 2005

			Amounts recorded on Income Statement
	Balance at				Effect of
	beginning of		Charges to cost		exchange rate	Business	Balances at end
Description	year	Write-offs	and expense	Reversals	changes (a)	Combinations	of year
Provisions offset against assets balances:
Allowance for doubtful accounts	33,536	(105)	1,453	(4,316)	3,936	—	34,504
Valuation allowance on deferred income tax assets	35,980	—	3,570	—	—	—	39,550

Reserves:
Provision for contingencies	87,718	—	57,387	(29,594)	12,338	—	127,849

Year ended December 31, 2004

			Amounts recorded on Income Statement
	Balance at				Effect of
	beginning of		Charges to cost		exchange rate	Business	Balances at end
Description	year	Payments	and expense	Reversals	changes (a)	Combinations	of year
Provisions offset against assets balances:
Allowance for doubtful accounts	27,476	—	5,370	(1,144)	1,834	—	33,536
Valuation allowance on deferred income tax assets	120,846	—	35,980	(120,317)	(529)	—	35,980

Reserves:
Provision for contingencies	102,060	(118,991)	93,162	—	11,487	—	87,718

The amount presented under “Reversals” with respect to provision for contingencies for the year ended December 31, 2005 correspond to a final non-appelabel favorable decision by court regarding the correction of PIS calculation under Complementary Law 07/70, due to the declarations of unconstitutionality of Decree Laws 2445/88 and 2449/88 on the last proceeding the Company had pending. Therefore, the Company has recorded $28,881 under “Other operating income, net” in the statement of income

(a)        Includes the effect of exchange rates on balances in currencies other than the United States dollar.

25                      Stock based compensation

25.1          Brazil Plan

The Company and its subsidiary Gerdau Ameristeel maintain stock based compensation plans.  The Company accounts for the stock-based compensation plans as from January 1, 2006 under SFAS 123 – R (“SFAS 123R”) “Shared-based payment”. SFAS 123R addresses the accounting for employee stock options and eliminates the alternative use of the intrinsic value method of accounting that was provided in Statement 123 as originally issued.  This statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments, based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award (vesting period). The grant-date fair value of employee share options and similar instruments is estimated using option-pricing models adjusted to the unique characteristics of those instruments.

The Company has applied the modified prospective application method to account for the implementation of SFAS 123R, which consists on recognizing costs of services rendered as from January 1, 2006 according to the grant-date fair value of stock options instruments, but does not require to restate previous year financial statements, and instead requires pro forma disclosures of net income and earnings per share for the effects on compensation had the grant-date fair value been adopted in prior periods. Under this transition method, compensation cost for stock options plans as from January 1, 2006, include the applicable amount of: (a) compensation cost for all share based instruments granted prior to, but not yet vested, as of January 1, 2006 (based on the grant-date fair value in accordance with the provisions of SFAS 123), and (b) compensation cost for all share based instruments granted after January 1, 2006 (based on the grant-date fair value estimated in accordance with the new provisions of SFAS 123R).

Through December 31, 2005, the Company applied the intrinsic value method established by Accounting Principles Board (“APB”) Opinion Nº 25, “Accounting for Stock Issued to Employees” to account compensation for stock based compensation.

The Company and its subsidiary Gerdau Ameristeel have several stock based compensation plans. A brief summary of those plans is presented below:

Gerdau Plan

The Extraordinary Stockholders’ General Meeting of Gerdau held on April 30, 2003 decided, based on a plan approved by an Annual Stockholders’ meeting and up to the limit of authorized capital, to grant options to purchase shares to management, employees or individuals who render services to the Company or to entities under its control, and approved the creation of the “Long Term Incentive Program”. Under the plan, the Board of Directors may grant options to purchase shares at an exercise price established by the Board of Directors and that can be exercised after a vesting period and up to 5 years after vested.

A summary of the Brazil Plan is as follows (giving retroactive effect to the stock bonus approved on March 31, 2006 (Note 17.1)):

	Year ended December 31, 2006		Year ended December 31, 2005
		Weighted average		Weighted average
	Number of shares	exercise price	Number of shares	exercise price

Outstanding, beginning of year	4,837,113	3.98	3,859,304	2.50
Shares issued in regards to share bonus	—		341,241	9.04
Granted during the year	969,468	12.03	752,878	9.04
(-) Options forfeited	(19,649)	9.59	(62,005)	5.20
(-) Options exercised	(1,823,900)	2.61	(54,305)	2.75

Outstanding, end of year	3,963,032	7.51	4,837,113	3.98

The assumptions used for estimating the fair value of the options on the grant date during the year ended December 31, 2006 and 2005 following the Black & Scholes method were as follows:

Assumptions for options granted during the year  ended December 31:

	2006	2005

Expected dividend yield:	9.99%	7.9%
Expected stock price volatility:	41.51%	39%
Risk-free rate of return:	12.8%	8%
Expected life:	4.87 years	4.15 years

2006
US$
Proceeds from stock options exercised	4,411
Tax benefit related to stock options exercised	—
Intrinsic value of stock options exercised	18,456

The following table summarizes information about options outstanding at December 31, 2006:

		Weighted-average
	Number	remainig	Number exercisable
Exercise price range (US$)	outstanding	contractual life	at December 31, 2006

$2.48	1,209,566	1.00	—
$6.34	717,904	2.75	—
$9.90	1,072,613	2.61	—
$12.03	962,949	4.01	—
	3,963,032		—

25.2          Gerdau Ameristeel Plans

Gerdau Ameristeel has several stock based compensation plans, which are described below.

The long-term incentive plans are designed to reward Gerdau Ameristeel’s senior management with bonuses based on the achievement of return on capital invested targets. Bonuses which have been earned are awarded after the end of the year in the form of cash, stock appreciation rights (“SARs”), and/or options. The portion of any bonus which is payable in cash is to be paid in the form of phantom stock. The number of shares of phantom stock awarded to a participant is determined by dividing the cash bonus amount by the fair market value of a Common Share at the date the award of phantom stock is made based on the weighted average trading price of Common Shares on the New York Stock Exchange. Phantom stock and SARs vest 25% on each of the first four anniversaries of the date of the award. Phantom stock will be paid out following vesting in the form of a cash payment. The number of options awarded to a participant is determined by dividing the non-cash amount of the bonus by the fair market value of the option at the date the award of the options is made. The value of the options is determined by the Human Resources Committee of the Gerdau Ameristeel’s Board of Directors based on a Black Scholes or other method for determining option values. Options vest 25% on each of the first four anniversaries of the date of the award. Options may be exercised following vesting. Options have a maximum term of 10 years. The maximum number of options able to be granted under this plan is 6,000,000. An award of approximately $14,000 was earned by participants for the year ended December 31, 2004 and was granted in phantom shares on March 1, 2005. An award of approximately $3,000 was earned by participants in 2005 and was paid 50% in options and 50% in phantom stock. On March 20, 2006,  Gerdau Ameristeel issued 202,478 options under this plan. An award of approximately $6,600 was earned by participants in 2006 and was paid 44% in SARs, 28% in options and 28% in phantom stock. On March 1, 2007, Gerdau Ameristeel issued 454,497 options under this plan. These awards are being accrued over the vesting period.

During the year ended December 31, 2006,  Gerdau Ameristeel recognized $400 of stock compensation costs related to the options issued during 2006. The remaining unrecognized compensation cost related to unvested options at December 31, 2006 was approximately $500 and the weighted average period of time over which this cost will be recognized is 3 years.

Under the employment agreement of  Gerdau Ameristeel’s President and Chief Executive Officer (the “Executive”), effective as of June 1, 2005, the Executive is entitled to participate in a long-term incentive arrangement which provides that  Gerdau Ameristeel will deliver 1,749,526 Common Shares as long as the Executive is Chief Executive Officer of  Gerdau Ameristeel on June 1, 2015. In addition, the Executive is entitled to an amount of Common Shares equal to the amount of cash dividends payable on such Common Shares, plus an amount in cash equal to 75% of the amount by which $25,000 exceeds, on June 1, 2015, the value of the 1,749,526 Common Shares, the amount of cash dividends payable on such Common Shares, plus the value of certain shares of Gerdau S.A. stock or American Depository Receipts of Gerdau S.A. awarded pursuant to the Executive’s separate employment agreement with Gerdau S.A., dated as of June 1, 2005, as long as the Executive is Chief Executive Officer of  Gerdau Ameristeel on June 1, 2015.

In order to secure  Gerdau Ameristeel’s obligations to deliver such Common Shares, the Gerdau Ameristeel will deposit in trust such Common Shares over a period beginning at the end of the first year following the commencement of the start date and ending 10 years thereafter or such earlier date if the Executive is separated from service in certain circumstances. In the event that the Executive has a separation from service prior to June 1, 2015, due to termination without cause, termination by the Executive for any reason or termination for death or disability, the Executive will, in each instance, be entitled to a calculated portion of the Executive’s long-term incentive. The award is being accrued over the service period. Under this employment agreement, 240,907 shares have been issued by Gerdau Ameristeel to the trust. Gerdau S.A. has deposited 240,907 preferred shares of its own emission in the same trust.

The Corporation offers a Deferred Share Unit Plan (“DSUP”) for independent members of the board of directors. Under the DSUP, each director receives a percentage of his annual compensation in the form of deferred share units (“DSUs”), which are notional common shares of  Gerdau Ameristeel. The issue price of each DSU is based on the closing trading value of the common shares on the meeting dates and an expense is recognized at that time. The shares are subsequently marked to market and expensed accordingly. The DSU account of each director includes the value of dividends, if any, as if reinvested in additional DSUs. The director is not permitted to convert DSUs into cash until retirement from the board. The value of the DSUs, when converted to cash, will be equivalent to the market value of the common shares at the time the conversion takes place. The value of the outstanding DSUs was $800 and $500 at December 31, 2006 and 2005, respectively.

Gerdau Ameristeel and its predecessors had various other stock based plans. All amounts under these plans are fully vested. At December 31, 2006, there were 1,172,229 and 1,216,033 respectively of SARs and options outstanding under these arrangements. The SARs are recorded as a liability and benefits are charged to expense. For the year ended December 31, 2006,  Gerdau Ameristeel recorded an expense related to SARs of $20,400 as compared to a reduction in expense of $3,000 for the years ended December 31, 2005. No further awards will be granted under these prior plans.

The following table summarizes stock options outstanding as of December 31, 2006, as well as activity during the year then ended:

	Year ended December 31, 2006		Year ended December 31, 2005
		Weighted- average		Weighted- average
Gerdau Ameristeel Plans	Number of shares	exercise price	Number of shares	exercise price

Outstanding, beginning of year	2,264,576	6.42	2,833,288	5.94
Granted	202,478	9.50	—	—
Exercised	(664,203)	1.85	(443,371)	1.86
Forfeit	(2,840)	1.80	(26,341)	1.85
Expired	(381,500)	17.70	(99,000)	19.00
Outstanding, end of year	1,418,511	5.37	2,264,576	6.42

Options exercisable	1,216,033		2,128,241

(a) At December 31, 2006, the weighted average remaining contractual life of options outstanding  was 4.56 years.

At December 31, 2006, the aggregate intrinsic value of options outstanding and options exercisable were both $7,000. (The intrinsic value of a stock option is the amount by which the market value of the underlying stock exceeds the exercise price of the option).

The grant date fair value of stock options granted during the year ended December 31, 2006 was $4.88.

Cash proceeds, tax benefits and intrinsic value related to total stock options exercised during the year ended December 31, 2006 are provided in the following table:

2006
US$
Proceeds from stock options exercised	1,290
Tax benefit related to stock options exercised	1,998
Intrinsic value of stock options exercised	4,694

The following table summarizes information about options outstanding at December 31, 2006:

		Weighted-average
	Number	remainig contractual	Weighted-average	Number exercisable
Exercise price range (US$)	outstanding	life	exercise price	at Dezember 31, 2006

$1.32 to $1.43	276,943	3.50	1.39	276,943
$1.80 to $1.91	452,357	4.30	1.84	452,357
$2.11 to $2.96	275,233	2.60	2.66	275,233
$9.50	202,478	9.20	9.50	—
$15.94 to $19.73 (1)	205,500	0.80	17.62	205,500
$20.71 to $27.46 (1)	6,000	0.10	20.72	6,000
	1,418,511			1,216,033

Note: (1) these options are denominated in Canadian dollars and have been translated to US$ using the exchange rate at December 31, 2006.

The assumptions used for purposes of estimating the fair value of the options on the grant date following the Black & Scholes method to present the pro-forma disclosures in Note 3.13 were as follows for options granted during all years presented:

Assumptions for options granted during the year ended December 31:

	2006	2005

Expected dividend yield:	0.8%	0%
Expected stock price volatility:	47.39%	55%
Risk-free rate of return:	4.68%	4%
Expected life:	6.25 years	5 years

26                      Guarantee of indebtedness

(a)                      Gerdau has provided a surety to Dona Francisca Energética S.A., in financing contracts which amount to R$157,837 thousand (equivalent of $73,825 at period-end exchange rate). Under the surety, Gerdau guarantees 51.82% ($38,256) of such debt. This guarantee was established before December 2002, and, therefore, is not covered by the accounting requirements of FASB Interpretation No. 45 (“FIN 45”). The guarantee may be executed by lenders in the event of default by Dona Francisca Energética S.A.

(b)                     Gerdau, Gerdau Açominas, Gerdau Aços Longos, Gerdau Aços Especiais and Comercial Gerdau de Aços are the guarantor on Sênior Liquidity Facility of its subsidiary GTL Trade Finance Inc., in amount to $400.000 (equivalent of R$855,200 at period-end exchange rate). Since all the entities are under the common control of MG, this guarantee is not covered by the recognition provisions of FIN 45.

(c)                      Gerdau is the guarantor on loans of its subsidiary GTL Spain in the amount of $15,965 and on Export Receivables Notes of its subsidiary Gerdau Açominas S.A. amounting to approximately $201,559. Gerdau Açominas, Gerdau Aços Longos, Gerdau Aços Especiais and Comercial Gerdau de Aços guarantee the US$ 600,000 Perpetual Senior Securities issued by Gerdau S.A. Gerdau also guarantees loans of its subsidiaries Gerdau Açominas, Gerdau Aços Longos and Gerdau Aços Especiais in the amount of $537,772, $32,525 and $184, respectively.

As the guarantees above are between a parent company (the Company) and its subsidiaries they are not subject to the recognition provisions under FIN 45. These guarantees may be executed upon failure by the subsidiaries or by Gerdau in satisfying their financial obligations.

(d)                     Gerdau Açominas and Gerdau Comercial de Aços provides guarantees to Banco Gerdau S.A. that finance sales to selected customers. These sales are recognized at the time the products are delivered. Under the vendor program, the Company is the secondary obligor to the bank. At December 31, 2006 and 2005, customer guarantees provided by the company totaled $9.399 and $5.327 respectively. Since Banco Gerdau S.A., Gerdau Açominas S.A. and Gerdau Comercial de Aços are under the common control of MG, this guarantee is not covered by the recognition provisions of FASB Interpretation No 45 (“FIN 45”).

(e)                    GTL Equity provides guarantees to ScotiaBank Peru S.A. regarding Performance Bond in favor of “Agencia de Promocion de la Inversion Privada — Proinversion”, in connection with the obligations assumed by the Company in the process of acquisition of Siderperu (Note 4.5) in amount to $30,000 (equivalent of R$64,140 at period-end exchange rate). Since GTL Equity is a subsidiary of the Company this guarantee is not covered by the recognition provisions of FIN 45.

(f)                        GTL Equity provides guarantees to Banco Santa Cruz S.A. of multiple credit facilities of its subsidiary Comercial Gerdau S.A., in amount to $2,000 (equivalent of R$4,276 at period-end exchange rate). Since GTL Equity and Comercial Gerdau S.A. are both under common control this guarantee is not covered by the recognition provisions of FIN 45.

27                      Other operating income (expenses), net

The amounts recorded under “Other operating income (expenses), net” include mainly: (a) the effects of recording at fair value the forward commitment to acquire a minority interest of Diaco (see Note 9) which amounted to  of $54,635 and $7,529 (for the year ended December 31, 2006 and 2005, respectively), and (b) gains for tax credits recovered as result of final judicial decisions with respect to PIS and Cofins taxes which amounted to $37,304 (for the year ended December 31, 2006 and nihil for the year ended December 31, 2006).

28                      Subsequent events

(a)                      On February 6, 2007, Gerdau Ameristeel completed an amendment to the Senior Secured Credit Facility which increases until September 30, 2007 the amount of net intercompany balances that are permitted to exist between the credit parties and the Company’s U.S. operating subsidiaries. The lenders concurrently waived a covenant non-compliance relating to these balances. The Company is in compliance with the terms of the amended facility.

(b)                   On February 7, 2007, the Board of Directors approved the payment of R$0.35 per common and preferred share of dividend to be paid as an anticipation of minimum statutory dividend. Those dividends will be computed based on shareholdings positions as of February 21, 2007, and the payment is scheduled for March 06, 2007.

(c)                      On March 28, the Company has reached an agreement to acquire 100% of Grupo Feld S.A. de C.V., a Mexican group located on Ciudad de Mexico, comprised of one steel mill that produces mainly long steel, with an annual production and sales of around 350,000 tons. Total purchase price for this acquisition was $258,840, and it is still subject to approval of Mexican free trade authorities.

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